                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER

                       PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934



Annual Report for the year ended December 31, 2001



                                GLAMIS GOLD LTD.
              ----------------------------------------------------
                (Translation of registrant's name into English)


                  5190 Neil Rd., Suite 310, Reno, Nevada 89502
              ----------------------------------------------------
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                       Form 20-F                   Form 40-F     X
                                 ----------                  ----------


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                          Yes                           No     X
                              ----------                   ----------


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                      ----------------

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       GLAMIS GOLD LTD.
Date: May 3, 2002                      (Registrant)



                                       By: /s/ Cheryl S. Maher
                                           -----------------------
                                           Cheryl S. Maher
                                           Chief Financial Officer

OUNCE BY OUNCE...

GLAMIS GOLD LTD. 2001 ANNUAL REPORT

4000 BC GOLD FIRST KNOWN TO BE USED IN PARTS OF CENTRAL AND EASTERN EUROPE. 3000 BC EGYPTIANS MASTER THE ART OF BEATING GOLD INTO GOLD LEAF AND ALLOYING IT WITH OTHER METALS. 1500 BC THE SHEKEL (TWO-THIRDS GOLD) USED AS A STANDARD UNIT OF MEASURE THROUGHOUT THE MIDDLE EAST. 1091 BC SQUARES OF GOLD ARE LEGALIZED IN CHINA AS A FORM OF MONEY. 58 BC JULIUS CAESAR SEIZES ENOUGH GOLD IN GAUL (FRANCE) TO REPAY ROME'S DEBTS. 1100 AD VENICE SECURES ITS POSITION AS THE WORLD'S LEADING GOLD BULLION MARKET DUE TO ITS LOCATION ASTRIDE THE TRADE ROUTES TO THE EAST. 1511 KING FERDINAND OF SPAIN SENDS EXPLORERS TO THE WESTERN HEMISPHERE WITH THE COMMAND TO "GET GOLD". 1717 ISAAC NEWTON, MASTER OF THE LONDON MINT, SETS PRICE OF GOLD THAT LASTS FOR 200 YEARS. 1787 FIRST US GOLD COIN IS STRUCK BY EPHRAIM BRASHER, A GOLDSMITH. 1803 NORTH CAROLINA SITE OF FIRST US GOLD RUSH. THE STATE SUPPLIES ALL THE DOMESTIC GOLD COINED FOR CURRENCY BY THE US MINT IN PHILADELPHIA UNTIL 1828. 1848 CALIFORNIA GOLD RUSH BEGINS WHEN JAMES MARSHALL FINDS SPECKS OF GOLD IN TAILRACE OF JOHN SUTTER'S SAWMILL NEAR THE JUNCTION OF THE AMERICAN AND SACRAMENTO RIVERS. 1850 EDWARD HAMMONG HARGRAVES, RETURNING FROM CALIFORNIA, PREDICTS HE WILL FIND GOLD IN AUSTRALIA WITHIN ONE WEEK. HE DISCOVERS GOLD IN NEW SOUTH WALES WITHIN ONE WEEK OF LANDING. 1886 GEORGE HARRISON, WHILE DIGGING STONES TO BUILD A HOUSE, DISCOVERS GOLD IN SOUTH AFRICA. 1887 GLASGOW DOCTORS, ROBERT AND WILLIAM FORREST, AND CHEMIST JOHN S. MACARTHUR PATENT THE PROCESS FOR EXTRACTING GOLD FROM ORE USING CYANIDE. 1896 TWO PROSPECTORS DISCOVER GOLD WHILE FISHING IN THE KLONDIKE RIVER IN NORTHERN CANADA, RICHER FINDS WERE RUMORED FARTHER SOUTH IN ALASKA'S YUKON, SPAWNING THE ALASKA GOLD RUSH IN 1898 - THE LAST GOLD RUSH OF THE CENTURY. 1900 US ADOPTS THE GOLD STANDARD FOR ITS CURRENCY. 1903 THE ENGELHARD CORPORATION INTRODUCES AN ORGANIC MEDIUM TO PRINT GOLD ON SURFACES. FIRST USED FOR DECORATION, THE MEDIUM BECOMES THE FOUNDATION FOR MICROCIRCUIT PRINTING TECHNOLOGY. 1922 KING TUTANKHAMEN'S TOMB (1352 BC) OPENED TO REVEAL A 2,448 LB. GOLD COFFIN AND HUNDREDS OF GOLD AND GOLD-LEAFED OBJECTS. 1927 MEDICAL STUDY IN FRANCE PROVES GOLD TO BE VALUABLE IN TREATMENT OF RHEUMATOID ARTHRITIS. 1933 PRESIDENT FRANKLIN D. ROOSEVELT BANS THE EXPORT OF GOLD, HALTS THE CONVERTIBILITY OF DOLLAR BILLS INTO GOLD, ORDERS US CITIZENS TO HAND IN ALL THE GOLD THEY POSSESS AND ESTABLISHES A DAILY PRICE FOR GOLD. 1934 ROOSEVELT FIXES PRICE OF GOLD AT $35 PER OUNCE. 1935 WESTERN ELECTRIC ALLOY #1 (69% GOLD, 25% SILVER AND 6% PLATINUM) FINDS UNIVERSAL USE IN ALL SWITCHING CONTACTS FOR AT&T TELECOMMUNICATIONS EQUIPMENT. 1947 THE FIRST TRANSISTOR, THE BUILDING BLOCK FOR ELECTRONICS, IS ASSEMBLED AT AT&T BELL LABORATORIES. THE DEVICE USES GOLD CONTACTS PRESSED INTO A GERMANIUM SURFACE. 1960 LASER INVENTED USING GOLD-COATED MIRRORS TO MAXIMIZE INFRARED REFLECTION. 1961 MODERN-DAY MINING BEGINS IN NEVADA'S CARLIN TREND, ULTIMATELY MAKING NEVADA THE LARGEST GOLD-MINING STATE IN THE UNITED STATES. 1968 INTEL INTRODUCES A MICROCHIP WITH 1,024 TRANSISTORS CONNECTED BY GOLD CIRCUITS. 1968, MARCH 15 CENTRAL BANKS GIVE UP FIXED PRICE OF GOLD AT $35 PER TROY OUNCE AND LET IT FREE FLOAT. 1969 GOLD COATED VISORS PROTECT ASTRONAUTS' EYES FROM SEARING SUNLIGHT ON THE MOON (APOLLO 11 MOON LANDING). 1970 CHARGED COUPLED DEVICE INVENTED, USING GOLD TO COLLECT ELECTRONS GENERATED BY LIGHT, EVENTUALLY USED IN HUNDREDS OF MILITARY AND CIVILIAN DEVICES, INCLUDING VIDEO CAMERAS. 1971 THE COLLOIDAL GOLD MARKER SYSTEM IS INTRODUCED BY AMERSHAM CORPORATION OF ILLINOIS. TINY SPHERES OF GOLD ARE USED IN HEALTH RESEARCH LABORATORIES WORLDWIDE TO MARK OR TAG SPECIFIC PROTEINS TO REVEAL THEIR FUNCTION IN THE HUMAN BODY FOR THE TREATMENT OF DISEASE. 1974 ON DECEMBER 31, US GOVERNMENT ENDS ITS BAN ON INDIVIDUAL OWNERSHIP OF GOLD. 1980 GOLD REACHES INTRA-DAY HISTORIC HIGH PRICE OF $870 ON JANUARY 21 IN NEW YORK. 1986 GOLD-COATED COMPACT DISCS ARE INTRODUCED. 1987 AIRBAGS ARE INTRODUCED FOR CARS, USING GOLD CONTACTS FOR RELIABILITY. 1996 MARS GLOBAL SURVEYOR LAUNCHED WITH AN ON-BOARD GOLD-COATED PARABOLIC TELESCOPE-MIRROR THAT WILL GENERATE A DETAILED MAP OF THE ENTIRE MARTIAN SURFACE OVER A TWO-YEAR PERIOD. 1997 CONGRESS PASSES TAXPAYERS RELIEF ACT, ALLOWING US INDIVIDUAL RETIREMENT ACCOUNT HOLDERS TO BUY GOLD BULLION COINS AND BARS FOR THEIR ACCOUNTS AS LONG AS THEY ARE OF A FINENESS EQUAL TO, OR EXCEEDING, 99.5 PERCENT GOLD.

CORPORATE PROFILE

Glamis Gold Ltd. is a widely recognized intermediate gold producer with low-cost production, a large reserve base and a strong, consistent growth profile. The Company's strategy is to grow to an annual gold production rate of 500,000 ounces per year at a total cash cost of less than $150 per ounce. This growth is planned through execution of disciplined exploration programs, development of key projects in the pipeline and the continuation of aggressive business development programs.

Glamis' projects are in stable geographic locations in the Americas. The Company's business model maximizes long-term shareholder value while minimizing environmental risk.

With two operating mines in the United States, one in Honduras, and development projects in Mexico and Guatemala, Glamis has become a successful international gold producer with over 20 years of operating experience. As a company that is not hedged, possesses a very strong balance sheet and has no long-term debt, the Company is in a perfect position to grow and prosper.

The Company's shares trade under the symbol GLG on the Toronto and New York Stock Exchanges.


CONTENTS

02 FINANCIAL HIGHLIGHTS 04 REPORT TO SHAREHOLDERS 05 2001 ACHIEVEMENTS 05 2002 GOALS 06 2001 PERFORMANCE 08 REVIEW: OPERATING MINES 10 REVIEW: PROJECTS 12
REVIEW: EXPLORATION 12 REVIEW: RECLAMATION 13 INVESTOR RELATIONS 14 MANAGEMENT'S DISCUSSION & ANALYSIS 21 MANAGEMENT'S RESPONSIBILITY 21 AUDITORS' REPORT 22 FINANCIAL STATEMENTS 25 NOTES TO FINANCIAL STATEMENTS 42 CORPORATE INFORMATION


[ART WORK]

LOAD UPON LOAD...

WE'RE BUILDING ON LAST YEAR'S SUCCESS AND SHAPING OUR NEWEST RESOURCE DISCOVERY.

                                                                      [ART WORK]

FINANCIAL HIGHLIGHTS


                                                                              2001             2000                1999
                                                                              ----             ----                ----
GOLD OUNCES PRODUCED                                                         230,065          218,390             175,894
AVERAGE REVENUE PER OUNCE                                                   $    272         $    280            $    278
AVERAGE MARKET PRICE PER OUNCE                                              $    271         $    279            $    279
TOTAL CASH COST PER OUNCE                                                   $    172         $    222            $    219
TOTAL PRODUCTION COST PER OUNCE                                             $    216         $    288            $    297
                                                                            --------         --------            --------
GOLD PRODUCTION (ounces)
Rand Mine                                                                     59,324           99,936              70,978
San Martin Mine                                                              114,216            3,562                   -
Marigold Mine                                                                 56,525           43,655              37,942
Dee Mine                                                                           -           61,065              31,154
Daisy Mine                                                                         -            8,740              28,302
Picacho Mine                                                                       -            1,432               6,684
Cieneguita Project                                                                 -                -                 834
                                                                            --------         --------            --------
 TOTAL                                                                       230,065          218,390             175,894
                                                                            --------         --------            --------
TOTAL CASH COST PER OUNCE OF PRODUCTION
Rand Mine                                                                   $   265          $    176            $    210
San Martin Mine                                                             $   120          $      -            $      -
Marigold Mine                                                               $   179          $    240            $    218
Dee Mine                                                                    $     -          $    287            $    273
Daisy Mine                                                                  $     -          $    208            $    195
Picacho Mine                                                                $     -          $    254            $    172
                                                                            --------         --------            --------
 Company average                                                            $   172          $    222            $    219
                                                                            --------         --------            --------
TOTAL COST PER OUNCE OF PRODUCTION
Rand Mine                                                                   $   310          $    251            $    299
San Martin Mine                                                             $   169          $      -            $      -
Marigold Mine                                                               $   211          $    290            $    268
Dee Mine                                                                    $     -          $    346            $    315
Daisy Mine                                                                  $     -          $    299            $    312
Picacho Mine                                                                $     -          $    275            $    282
                                                                            --------         --------            --------
 Company average                                                            $   216          $    288            $    297
                                                                            --------         --------            --------
WORKING CAPITAL (thousands)                                                 $55,390          $ 20,242            $ 61,284
                                                                            --------         --------            --------
CASH PROVIDED FROM OPERATIONS (thousands)                                   $18,482          $  6,568            $  1,667
                                                                            --------         --------            --------
CASH PROVIDED FROM OPERATIONS (per share)                                   $  0.25          $   0.09            $   0.03
                                                                            --------         --------            --------
NET EARNINGS (LOSS) FOR THE PERIOD (thousands)                              $ 4,848          $(48,682)           $(21,632)
                                                                            --------         --------            --------
EARNINGS (LOSS) PER SHARE                                                   $  0.07          $  (0.70)           $  (0.33)
                                                                         -----------       ----------          ----------
AVERAGE SHARES OUTSTANDING                                               73,585,155        70,019,995          64,100,787

All dollar figures throughout this report are stated in U.S. dollars, unless otherwise stated.


GLAMIS VS. TSE GOLD AND PRECIOUS METALS INDEX

[GRAPH}

Shares Outstanding: 83.3 million NYSE, TSE Symbol: GLG

     o    Share Price (TSE)
     o    Gold Price
     o    TSE Gold & Precious Metals Index

BRICK BY BRICK...

WE'RE ESTABLISHING A FUTURE OF PROFITABILITY AND VALUE.

                                                          [Picture of Equipment]

REPORT TO SHAREHOLDERS

Over the past three years we have positioned the Company for a return to profitability in a low gold price environment. In 2001 we reached our goal. Production continues to grow, total cash costs are decreasing, our cash balance is strong and we have zero debt and zero hedging. With new projects advancing in the development pipeline, we are perfectly positioned to thrive in improving gold markets.

With this success, Glamis is now widely recognized as a leader among intermediate gold producers. Last year we said that the market was taking a `wait and see' approach on Glamis; in 2001, the market responded - rewarding stockholders with share appreciation of over 140% on the year while gold prices only saw a 2% increase.

LEADING THE RETURN TO PROFITABILITY: THE SAN MARTIN AND MARIGOLD MINES
The San Martin Mine in Honduras commenced commercial operations effective January 1, 2001. Shortly thereafter we made the decision to increase the rate of production to 120,000 gold ounces per year, which was achieved by the third quarter. Quarter-on-quarter improvements were recorded at the mine, ending with a record fourth quarter production of 39,668 ounces of gold at a total cash cost of $102 per ounce.

At the 66.7% owned Marigold Mine in Nevada, the Millennium deposit has developed into a major Nevada discovery. Since we began exploration in 1999, ore reserves have more than tripled to 2 million ounces, and we are targeting growth to 2.4 million ounces in 2002. In November 2001, the Glamis Board of Directors approved the Millennium project feasibility study to develop the Marigold Mine expansion, which will grow Marigold to over 180,000 ounces of gold per year by 2005 (100% basis). Furthermore, an accelerated exploration program on the outlying claim areas could lead to further expansion in the future.

Both San Martin and Marigold have exceeded our expectations and will continue to play major roles in the Company's future.

At the Rand Mine in California, the last stripping campaign for the final Yellow Aster pushback was completed during the year. This mine will contribute healthy cash flows to the Company during the last year of mining and the rinse-down phase. Once mining is complete, significant human and capital assets from Rand will be redeployed to other properties, adding skills and flexibility to our development projects and reducing capital expenditures.


OUR PROJECT PIPELINE: THE PROMISE OF FUTURE GROWTH
The permitted Cerro San Pedro project in Mexico is poised for development. Glamis owns 50% of this strategic asset and spent 2001 relocating a village and converting the permit to run-of-mine leaching instead of crushing. We will manage expenditures prudently in 2002 in order to keep the project available for development at the opportune time.

We continued  our  exploration  work on the Cerro Blanco  project in  Guatemala.
Utilizing a different exploration model, new alteration zones have been discovered on the concession and will be further explored in 2002. At current resource levels, a sustained gold price of $300 or better would be required to initiate this project; however, the economics of the project could change dramatically if the newly discovered alteration zones turn out to contain significant additional mineable resources.

On November 23, 2001 the Department of the Interior rescinded the negative Record of Decision issued by the prior administration for the Imperial project. We view this action as very positive for Glamis and its shareholders as well as the mining industry at large. Precedents established by the prior administration have had chilling effects on exploration and new development in the United States. It is gratifying that the current administration recognizes the need for a healthy domestic mining industry.

EXPLORATION REMAINS AN IMPORTANT PART OF GLAMIS' STRATEGY
Last year Glamis spent nearly $3 million for exploration and enjoyed excellent returns with a major expansion of reserves at Marigold, and substantial resource additions at San Martin.

Exploration efforts will accelerate at San Martin in 2002, where regional reconnaissance work has led to the staking of a new concession, Minitas, located only a few kilometers from the mine. The discovery of a large, low-grade resource at San Martin and encouraging results from late-year drilling, combined with the new concession, has us looking forward to the 2002 exploration program. Our goal is to grow San Martin reserves to maintain the +100,000 ounce production rate beyond the current eight-year mine-life. A secondary goal is to grow our regional gold production to over 200,000 ounces per year.

Finally, we continue to pursue M&A opportunities as we have done so successfully over the past three years. There are many deposits that fall within our niche that we are actively reviewing, and we remain optimistic that additional successes will follow.

OUNCE BY OUNCE, WE ARE BUILDING THE FUTURE...
Building on each year's success - that is what Glamis has done and will continue to do. As with the previous three years, 2002 is expected to be another record production year for the Company. We are projecting total cash costs at $172 per ounce for the year. We are 100% unhedged, we remain debt free and we have a very strong balance sheet, entering 2002 with over $50 million of working capital. The entire Glamis team is focused on delivering shareholder value.

On behalf of the Board of Directors and all of the employees of Glamis Gold Ltd., we appreciate your support and continued loyalty.

Sincerely yours,

/s/ C. Kevin McArthur
----------------------------------
C. Kevin McArthur, President & CEO
March 1, 2002


2001 ACHIEVEMENTS

--------------------------------------------------------------------------------
Best stock performance among all gold producer stocks in North America, with a price improvement of over 140% on the TSE.
--------------------------------------------------------------------------------
Expanded San Martin Mine to 120,000 ounce per year rate, producing 114,216 ounces at total cash cost of $120 per ounce.
--------------------------------------------------------------------------------
Generated earnings in every quarter at a $272 gold price.
--------------------------------------------------------------------------------
Set another Company record for gold produced at 230,065 ounces at a total cash cost of $172 per ounce.
--------------------------------------------------------------------------------
Tripled ore reserves at Marigold Mine with Millennium Project.
--------------------------------------------------------------------------------
Millennium Project: Completed feasibility, financed and initiated development.
--------------------------------------------------------------------------------
Negative Record of Decision for Imperial Project rescinded by U.S. Government.
--------------------------------------------------------------------------------
Maintained a strong debt-free balance sheet, ending the year with over $45 million cash and no debt.
--------------------------------------------------------------------------------

2002 GOALS

--------------------------------------------------------------------------------
Produce 255,000 ounces of gold at a total cash cost of $172 per ounce.
--------------------------------------------------------------------------------
Generate earnings and maintain high leverage to gold price.
--------------------------------------------------------------------------------
Continue successful development of Millennium expansion project at Marigold Mine. Increase proven and probable reserves to at least 2.4 million ounces of gold.
--------------------------------------------------------------------------------
Expand exploration effort at San Martin to increase reserves. Maintain +100,000 annual ounce production for a +10-year mine-life. Grow regional production to 200,000 annual gold ounces.
--------------------------------------------------------------------------------
Maximize value of Guatemalan projects.
--------------------------------------------------------------------------------
Identify and acquire the next growth opportunity for the Company.
--------------------------------------------------------------------------------

                                     [MAP]

MARIGOLD MINE, NEVADA
CORPORATE OFFICE, RENO
RAND MINE, CALIFORNIA
IMPERIAL PROJECT, CALIFORNIA
CERRO SAN PEDRO, MEXICO
SAN MARTIN MINE, HONDURAS
CERRO BLANCO PROJECT, GUATEMALA



2001 PERFORMANCE

Through sector consolidation, successful exploration and a conservative, debt-averse management style, the Company has become profitable even as low gold prices have persisted throughout the year. Having lowered its total cash cost of production to $172 per ounce of gold, the Company projects continued growth and profitability under a low gold price scenario but is poised to outperform as gold markets improve.

PROVEN AND PROBABLE (P&P) reserves - Based on $275 gold
(AS OF DEC. 31, 2001)

                                        Tons    Grade   Contained
                                                (opt)      ounces
                                                          of gold
                                  ---------     -----   ---------
San Martin                        38,455,000    0.025     963,000
Marigold (66.7% share)            50,345,067    0.027   1,358,667
Rand                               8,530,300    0.023     192,600
Cerro San Pedro* (50% share)      27,142,500    0.029     782,800
Total P&P Reserves               124,472,867    0.026   3,297,067

*Gold equivalent ounces

[GRAPH]

REVIEW: OPERATING MINES


SAN MARTIN MINE
The 100% owned San Martin Mine is located in Honduras, 88 kilometers north of the capital city of Tegucigalpa. Initial gold production commenced in December 2000, and full commercial production began in January 2001. San Martin Mine has enhanced Glamis' position as a premier intermediate gold producer and is one of the foundations on which future growth is planned.

Honduras enjoys a stable, pro-business government that passed new modern mining laws in 1998 to stimulate foreign investment. The climate at San Martin is one of moderate rainfall, averaging less than one meter per year. Infrastructure and access are excellent, as the mine is located five km from the town of San Ignacio from which most of the mine labor force is drawn.

Originally scheduled to produce 80,000 ounces annually, production during 2001 was increased with the addition of a second mining shift, resulting in the production of 114,216 ounces at a total cash cost of $120 per ounce, the lowest in the Company. The mine is scheduled to produce 125,000 ounces during 2002 at a total cash cost of $127 per ounce. This year, increased exploration efforts are planned for the mine and surrounding areas with the goal to grow reserves that will enable production of +100,000 ounces of gold per year beyond the current eight-year mine life.

Glamis has developed a proactive approach to fulfill its social responsibility in the country by constructing a medical and dental clinic to serve local communities, working with CARE and providing seed money for a foundation to fund programs in the communities and the local schools. In addition, the mine has contributed time and equipment to local projects such as road improvements and water supply development. This has been extremely important to local residents who have suffered from the effects of Hurricane Mitch in 1999 and 2000, followed by a severe drought in 2001.


SAN MARTIN PROFILE (5 yrs)



PROVEN AND PROBABLE RESERVES
963,000 ounces

AVERAGE TOTAL CASH COSTS
$161 per ounce

AVERAGE ANNUAL PRODUCTION
109,000 ounces per year

[PHOTO]

MARIGOLD MINE
The Marigold Mine was acquired in 1999 through a strategic acquisition of Rayrock Resources Inc. Marigold was the value driver for the acquisition, and has added significant value to Glamis. Marigold is a partnership, owned 66 2/3% and operated by Glamis, with Barrick Gold Corporation holding the remaining 33 1/3%.

In 2001, Marigold Mine produced 56,525 ounces of gold for Glamis' account at a total cash cost of $179 per ounce, one of its best performances. For 2002, the mine will produce 55,000 ounces to Glamis' account at a total cash cost of $182 per ounce, as the mine gears up for a major expansion project involving the Millennium discovery. Within two years, Marigold is expected to be producing over 120,000 ounces of gold per year for Glamis' account at very low total cash costs. Equipment orders have been placed, new 190 ton haul trucks are being assembled, and pre-stripping will commence in earnest by mid-year.

Proven and probable reserves at Marigold have more than tripled since the discovery of the Millennium deposit in 2000 and large areas of land still remain to be explored. The discovery of the Millennium deposit assures that the Marigold Mine will be a major contributor to the longevity of Glamis and will be a key asset in forming a solid foundation for future growth.


RAND MINE
Rand Mine produced 59,324 ounces of gold in 2001, most of which came from the last phase of the Yellow Aster pit which will be completed by summer 2002. Following completion of the Yellow Aster pit, mining will recommence in the Lamont pit and will be completed within the next 12 months, at which time equipment will be available for use elsewhere within the Company. Total production for 2002 is expected to be around 77,000 ounces of gold, which will generate strong cash flow as no further capital expenditures are planned. Upon completion of mining, final rinse-down of the Rand heap will begin and is expected to take between 18 - 24 months. Production will drop to an average 20,000 ounces per year during the rinsing phase.


MARIGOLD PROFILE (5 yrs)
(Glamis 66.7% share)


PROVEN AND PROBABLE RESERVES
1,359,000 ounces

AVERAGE TOTAL CASH COSTS
$136 per ounce

AVERAGE ANNUAL PRODUCTION
92,000 ounces per year

[PHOTO]

RAND PROFILE (1 yr)



PROVEN AND PROBABLE RESERVES
193,000 ounces

AVERAGE TOTAL CASH COSTS
$220 per ounce

AVERAGE ANNUAL PRODUCTION
77,000 ounces per year

[PHOTO]

REVIEW: PROJECTS

MILLENNIUM PROJECT - MARIGOLD MINE EXPANSION
Acquired in 1999 as part of the Rayrock merger, the Marigold Mine property represents immense potential for the discovery of additional reserves. Accelerated exploration in 2000 discovered the Millennium ore body in the southern reaches of this large property holding, and additional follow-up and in-fill drilling during 2001 proved adequate resources to warrant a final internal feasibility study. The Millennium Project, an expansion of the existing Marigold Mine, moved from concept to reality when the Glamis Board of Directors approved the project in November, 2001.

The Marigold expansion will more than double Marigold Mine production to over 180,000 ounces of gold per year (100% basis) and will reduce the total cash cost of production to under $150 per ounce of gold. The project is perfectly suited for the application of very large equipment with corresponding low unit costs. The expanded mine will possess all the elements of a Glamis-style operation: very low operating costs, oxidized ore located above the water table, no crushing, and simple heap-leach processing.

Initial capital spending for the project on a 100% basis will be $55 million over the first two years, of which $36 million will be Glamis' share. Gold production will increase over three years, reaching 190,000 ounces in 2005. The rate of return on the project is over 20% based on a gold price of $275. Project financing is complete, equipment has already started arriving and pre-stripping of the Terry Zone pit has commenced.


CERRO SAN PEDRO
Located in central Mexico approximately 400 kilometers north of Mexico City in the state of San Luis Potosi, the Cerro San Pedro project was purchased from Cambior Inc. in May 2000. Glamis owns 50% of this project and is the project manager and operator.

In 2000, Glamis completed an updated feasibility study for the project that indicates a production rate of 110,000 ounces of gold equivalent per year over an 8-year mine life. Cerro San Pedro provides Glamis with a strategic asset in Mexico that is fully permitted. In 2001 a total of $1.6 million was spent to modify permits and complete work on site to advance the project. Expenditures for 2002 will be focused on advancing the status of the project such that a quick startup can be implemented.

Glamis has had a full time staff working at the site since it was purchased. In addition to project work such as permitting and planning, they have been active in community relations, preparing for a project that will be beneficial to Glamis shareholders as well as the local residents.

\

CERRO BLANCO
The 100% owned Cerro Blanco Project is located just four kilometers from the Pan American Highway in southeastern Guatemala. The property was acquired in 1998 as part of the merger with Mar-West Resources Ltd. Excellent infrastructure exists, as the project is located near the town of Asuncion Mita with approximately 15,000 residents. Activity on the project during 2001 consisted of land work and regional soil sampling. Based on a new exploration model, a second high-gold soil anomaly was discovered only a few kilometers from the project and is the subject of additional investigation.

Based on preliminary drilling and metallurgical test-work, an internal economic study completed by Glamis in November 2000 indicated a resource of 1.8 million equivalent ounces of gold in a mineable configuration. The average resource grade is 2.3 grams of gold per tonne and 16 grams of silver per tonne.

Test-work indicates that the ore requires milling for adequate gold liberation. A capital cost of $85 million yields an unleveraged rate of return of 14.9% using a gold price of $300 per ounce, producing an average of 170,000 ounces of gold per year. Total cash cost amounts to $146 per ounce. With the potential of additional ore located on the property, Cerro Blanco remains an important project in the Company's development pipeline.


IMPERIAL
The 100% owned Imperial Project is located just a few miles west of Glamis' reclaimed Picacho Mine in the southern California desert. Imperial is proposed as a run-of-mine heap leach project that will process simple, oxidized ores over a ten-year mine life. Original economics on the property indicated total cash costs will be below $200 per ounce. A negative Record of Decision was issued in the waning hours of the Clinton administration causing the project to be delayed.

Glamis filed a legal challenge in Federal Court following the issuance of the negative Record of Decision. In November 2001, the Bush administration issued an order, signed by the Secretary of Interior Gale Norton, calling for the recision of the negative Record of Decision for the Imperial Project. This means that the project will go back to the BLM for final review and possibly the issuance of a positive Record of Decision.

                                                                       [PICTURE]

REVIEW: EXPLORATION & RECLAMATION


EXPLORATION
Exploration is critical to the long-term success of each mining company and the industry as a whole. Many in the gold sector have eliminated this most important element of spending for the sake of short-term gains to the bottom line. Glamis has not. Exploration remains an important part of our focus, and in fact has added exceptionally low-cost ounces to our proven and probable reserves. We will invest close to $3 million for exploration in 2002, and substantial cash reserves are available for additional funding as needed.

Last year's exploration efforts were concentrated on Marigold Mine in Nevada and were very successful in delineating and adding reserves at that location. Equal to the Marigold Mine focus in 2001 will be our exploration efforts in Honduras, primarily at the San Martin Mine and surrounding vicinity. Our goal will be to expand reserves to enable continued production at the +100,000 ounce per year rate beyond the current 8-year mine life. Ultimately, we wish production from Honduras to reach 200,000 ounces of gold per year over plus-ten years.

With over 54 square miles contained in the original San Martin concession and numerous gold anomalies already identified, there is much work to do. The results of the limited program carried out last year were encouraging, as 120,000 gold ounces were added to San Martin's reserves. Late in the season, a single hole drilled west of the Palo Alto Pit returned 27 meters of greater than 1 gram per tonne overlain by only 9 meters of waste. Follow-up drilling is planned. Finally, a new concession has been staked within a few kilometers of the mine that contains a large anomaly with characteristics similar to the Rosa pit.

In Guatemala, a limited program consisting of soil sampling and land work was completed in 2001. Utilizing a new exploration model, a new zone of mineralization only a few kilometers from Cerro Blanco was located, and further work is planned.


In the Carlin Trend, Barrick Gold Corporation will continue exploration drilling for the third straight year as part of an earn-in to our Dee property. Through the expenditure of $6.5 million, Barrick can earn a 60% interest in this property.

The Company continues to search for prospective acquisition candidates. This avenue to growth has been extremely successful for Glamis, having brought both San Martin and Marigold to the Company, as well as an exciting array of development projects in Mexico and Guatemala.

RECLAMATION
Glamis takes great pride in its accomplishments in restoring and reclaiming the land where we mine. The Company is a firm believer in concurrent reclamation. Many times, however, land cannot be restored until an activity is complete - such as leach pads and active waste rock locations. We are committed to completing all reclamation in a manner that exceeds levels required by law.

The Company has been innovative in developing new procedures for reclamation in arid climates. At Picacho, `land-sculpting' has succeeded in replicating the surrounding topography so that a casual observer would not recognize that a mine had once operated on the site. The California State Assembly recognized Glamis for this work. Similar innovative and award-winning work is underway in Nevada at current and discontinued operations.

The same level of commitment to reclamation and environmental concerns is given to our operations outside the United States. The San Martin Mine in Honduras is our first major venture on foreign soil, and our work is setting new standards of excellence for the mining industry in that country.


1. DEE
2. DAISY
3. PICACHO

[PICTURES}

INVESTOR RELATIONS
THE FOLLOWING REFLECTS THE HIGH AND LOW BID PRICES FOR GLAMIS GOLD'S COMMON STOCK BY QUARTER FOR 2001, 2000, 1999.


Share Trading Information
NEW YORK STOCK EXCHANGE

                                            US$          US$
------------------------------------------------------------
2001 TRADING           Share Volume         High         Low
------------------------------------------------------------
1st Quarter             7,635,100          $1.98       $1.36
2nd Quarter            10,688,100           3.00        1.80
3rd Quarter            10,071,000           3.94        2.81
4th Quarter            10,454,500           3.87        3.05
------------------------------------------------------------
                       38,848,700


2000 TRADING           Share Volume         High         Low
------------------------------------------------------------
1st Quarter             5,590,800          $2.50       $1.56
2nd Quarter             4,471,900           2.21        1.75
3rd Quarter             3,139,800           1.93        1.43
4th Quarter             4,990,600           1.75        1.25
------------------------------------------------------------
                       18,193,100


1999 TRADING           Share Volume         High         Low
------------------------------------------------------------
1st Quarter             6,822,000          $2.44       $1.31
2nd Quarter             7,051,900           2.44        1.25
3rd Quarter             5,773,700           2.75        1.50
4th Quarter             7,562,900           3.31        1.63
------------------------------------------------------------
                       27,210,500

Share Trading Information
THE TORONTO STOCK EXCHANGE

                                            CDN$        CDN$
------------------------------------------------------------
2001 TRADING           Share Volume         High         Low
------------------------------------------------------------
1st Quarter             2,685,952          $3.00       $1.92
2nd Quarter             3,096,837           4.57        2.67
3rd Quarter             5,285,483           5.19        4.30
4th Quarter             9,165,022           6.00        4.85
------------------------------------------------------------
                       20,233,294


2000 TRADING           Share Volume         High         Low
------------------------------------------------------------
1st Quarter             2,179,418          $3.70       $2.25
2nd Quarter             2,246,386           3.18        2.25
3rd Quarter             1,952,157           2.90        2.15
4th Quarter             1,179,882           2.63        1.90
------------------------------------------------------------
                        7,557,843


1999 TRADING           Share Volume         High         Low
------------------------------------------------------------
1st Quarter             7,233,752          $3.50       $2.05
2nd Quarter            10,202,903           3.50        1.85
3rd Quarter             2,435,534           3.99        2.22
4th Quarter             4,335,884           4.85        2.40
------------------------------------------------------------
                       24,208,073


STOCK EXCHANGE LISTINGS                 Ticker
                                        Symbol
Toronto Stock Exchange                  GLG
New York Stock Exchange                 GLG

NUMBER OF REGISTERED SHAREHOLDERS:      3,946

CAPITAL STOCK
Authorized shares:
Preferred - 5,000,000         Par Cdn$10
Common - 200,000,000          N.P.V.
Issued at 12/31/01 - 83,283,462 common
shares

CLOSING PRICE OF SHARES (DECEMBER 31, 2001)

NYSE                          US$ 3.61
TSE                           Cdn$5.76



REGISTRAR & TRANSFER AGENT
Computershare Trust Company of Canada
510 Burrard St.
Vancouver, BC
Canada  V6C 3B9
Toll Free:
1-888-661-5566
Fax: (604) 683-3694

CO-REGISTRAR & CO-TRANSFER AGENT
Computershare Investor Services
19th Floor, 88 Pine St.
New York, NY  USA  10005
Tel: (212) 701-7600
Fax: (212) 701-7664

MANAGEMENT'S DISCUSSION & ANALYSIS
RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2001, 2000 AND 1999


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management's discussion and analysis of the financial condition of the Company and the results of the Company's operations for the years 1999 through 2001 should be read in conjunction with, and is qualified by, the consolidated financial statements and notes thereto (the "financial statements") which form a part of this report. This financial information was prepared in accordance with accounting principles generally accepted in Canada. Reference should be made to
Note 16 of the financial statements for a reconciliation of Canadian and U.S. generally accepted accounting principles.

The following discussion contains statements that are not historical facts, and by their nature are considered "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. See also "Forward Looking Statements" at the end of this discussion.

OVERVIEW
The Company's strategy to acquire and develop low-cost gold mines and to return to profitability was realized as the San Martin Mine in Honduras produced 114,216 ounces of gold at $120 per ounce total cash cost in its first year of production. Overall the Company's continued emphasis on cost-effective production paid significant benefits as the average London Bullion Market price dropped to $271 per ounce in 2001 from $279 per ounce in 2000 and 1999. The San Martin production and Marigold Mine, which saw dramatically improved costs, lowered the Company's average total cash cost of production to $172 per ounce of gold from $222 in 2000. The Company's total cost of production per ounce of gold dropped to $216 in 2001 from $288 in 2000, resulting in the Company's first profitable year since 1996.

The Company continues to look for ways to expand with low-cost production through both exploration and acquisition. Exploration efforts at the Marigold Mine resulted in the addition of almost 700,000 contained ounces of gold to the Company's reserves. The Marigold Mine came to the Company as part of the acquisition of Rayrock Resources Inc. ("Rayrock") effective February 26, 1999. This acquisition brought immediate benefits by way of three producing gold mines in Nevada. Although the Dee and Daisy mines were short-lived producers for the Company, they helped assure continued growth in production while the Company prepared for its next expansion.

The Company raised $33.2 million during the year in a successful common share offering. The Company intends to use the proceeds for the Marigold Mine expansion.

On May 9, 2000, the Company acquired 100% of the issued and outstanding shares of Cambior de Mexico S.A. de C.V. ("Cambior de Mexico") from Cambior Inc. for $7.2 million in cash. Other transaction costs associated with this acquisition totaled $0.3 million. Cambior de Mexico was subsequently renamed Glamis de Mexico, S.A. de C.V. ("Glamis de Mexico"). Glamis de Mexico has interests in a number of mineral properties in Mexico, the most advanced of which is the Cerro San Pedro Project in San Luis Potosi state.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

SUMMARY
The Company returned to profitability in 2001 with net earnings of $4.8 million, or $0.07 per share. For fiscal 2000, the Company incurred a net loss of $48.7 million ($0.70 per share) including writeoffs of $41.9 million net of tax ($0.60 per share) as compared to the 1999 net loss of $21.6 million ($0.33 per share) including write-offs of $8.2 million ($0.13 per share). The 1999 results included a nonrecurring loss of $5.1 million attributable to the Ivan copper mine, acquired as part of the Rayrock acquisition in March 1999, which was sold in October 1999.

The Company continues to generate positive cash flows from operations. Cash flows from operations (before changes in non-cash working capital and reclamation expenditures) grew to $18.5 million for 2001 from $6.6 million in 2000 and $1.7 million in 1999. The Company's working capital was $55.4 million at December 31, 2001, including cash and equivalents of $45.9 million. This compares to working capital of $20.2 million at December 31, 2000 and cash of $13.3 million. The Company spent $14.8 million in capital expenditures and $1.7 million in exploration costs in 2001, all from internally generated funds. Capital expenditures and exploration costs in 2002 are budgeted at $22.6 million.

Gold Production
The Company produced 230,065 ounces of gold from three mines during 2001, as compared to 218,390 ounces of gold in 2000 from six mines, including the first shipment from the San Martin Mine of 3,562 ounces of gold. In 1999, the Company produced 175,894 ounces of gold from five mines. Although the number of mines has decreased, increased production at both San Martin and Marigold have more than offset the closures of the Dee, Daisy and Picacho mines.

MANAGEMENT'S DISCUSSION & ANALYSIS
RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2001, 2000 AND 1999

Following is a discussion of the Company's gold production during 2001:

SAN MARTIN MINE
The mine began commercial production in January 2001 and produced 114,216 ounces of gold during 2001 at a total cash cost per ounce of $120. Mining operations at the San Martin Mine commenced in August 2000, and heap-leaching operations began in October 2000. The first shipment of 3,562 ounces of gold in December 2000 was the culmination of a focused and aggressive construction program that brought the mine from permitting to production within one year. San Martin is budgeted to produce over 125,000 ounces of gold during 2002.

MARIGOLD MINE (66.7% GLAMIS-OWNED)
The Company is the operator at the Marigold Mine, a joint venture operation with Barrick Gold Corporation (successor to Homestake Mining Co.). Marigold had a very successful year with production for the Company's account of 56,525 ounces of gold at a total cash cost of $179 per ounce. Marigold, acquired in March 1999, produced 43,655 ounces of gold for the Company's account in 2000 at a total cash cost per ounce of $240, and 37,942 ounces of gold at a total cash cost per ounce of $218 produced for the Company's account for the ten months ended December 31, 1999. The exploration program at Marigold resulted in an increase to reserves of almost 700,000 contained ounces for the Company's account. Permitting of the Marigold expansion is underway. The Company expects approximately 55,000 ounces to be produced for its account in 2002.

RAND MINE
Production in 2001 for the Rand Mine decreased to 59,324 ounces of gold at a total cash cost per ounce of $265 for the year ended December 31, 2001 from 99,936 ounces at a total cash cost per ounce of $176 for the year ended December 31, 2000. Production was 70,978 ounces of gold for the year ended December 31, 1999 at a total cash cost of production of $210 per ounce. The last major stripping program planned for Rand took longer than expected and negatively impacted 2001 production. Although Rand had a record year in 2000, revaluation of the reserves at a price of $275 per gold ounce in the fourth quarter 2000 resulted in a write-down of $14.4 million (net of tax) of the mine assets. Rand is expected to finish mining in 2002, although gold is planned to be produced through 2004. Rand's planned production in 2002 is approximately 77,000 ounces of gold.


PROJECTS

CERRO SAN PEDRO PROJECT, SAN LUIS POTOSI, MEXICO
At the Cerro San Pedro Project, acquired as part of the May 2000 purchase of Cambior de Mexico (renamed Glamis de Mexico), expenditures during 2001 were focused on preparing for future development, and consisted primarily of expenses for several minor construction and development projects, relocation of a 1.5km road, fencing and property holding costs.

IMPERIAL PROJECT, CALIFORNIA
On March 12, 2001, the Company filed an appeal of the Record of Decision issued by the U.S. Department of the Interior on January 16, 2001 that denied the Company's plan of operations for the Imperial Project. On October 23, 2001 the Solicitor of the Department of the Interior issued a legal opinion rejecting the previous Solicitor's opinion. Based upon this legal opinion, on November 23, 2001 the Secretary of the Interior issued an order vacating the previous Record of Decision. Consequently, the Company voluntarily dismissed its lawsuit.

The Company has recently been advised that in connection with the recommenced permitting process for the Imperial Project, the Bureau of Land Management ("BLM") has recommenced a validity examination of the unpatented mining claims comprising the project. Although the Company believes that its claims are valid and intends to pursue the permitting process with the BLM, the Company cannot predict at this time what will be the result of the validity examination or how long it may take for the BLM to issue a new Record of Decision.

CERRO BLANCO PROJECT, GUATEMALA
Limited work was done at the Cerro Blanco Project during 2001. Recently, a second high-gold soil anomaly was discovered near the property and is the subject of additional investigation.

RECLAMATION ACTIVITIES
The Company continues with reclamation and closure activities at the Dee, Daisy and Picacho mines. Substantial work was completed at all three properties with Daisy and Picacho expected to be completed early in 2002. The Company spent $2.6 million on reclamation activities during 2001, and plans to spend approximately $2.0 million in 2002. Prior to 2001, reclamation expenditures have not been significant.

MANAGEMENT'S DISCUSSION & ANALYSIS
RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2001, 2000 AND 1999


REVENUES
Revenues from production increased slightly to $64.3 million for the year ended December 31, 2001 from $61.6 million for the year ended December 31, 2000 and $56.7 million for the year ended December 31, 1999. The increase is a result of an increased number of ounces produced and sold offset by a lower realized gold price ($272 per ounce in 2001 compared to $280 in 2000 and $278 in 1999). Revenues in 1999 included $8.5 million from the Ivan copper mine that was sold in October 1999. All revenues in 2001 and 2000 were from the Company's gold production.

COST OF PRODUCTION
The Company's total cash cost of production includes mining, processing, direct mine overhead costs and royalties, and excludes selling, general and administrative costs at the corporate level, depreciation and depletion costs and end-of-mine reclamation accruals. Total production costs include depreciation and depletion and end-of-mine reclamation accruals.

The Company's total cash costs of production for the year ended December 31, 2001 was $40.5 million, a significant reduction from $47.9 million and $47.7 million, respectively, for the years ended December 31, 2000 and 1999. Total cash costs for the gold production in 1999 totaled $37.9 million, while the costs at the Ivan copper mine were $9.8 million.

These costs reflect the impact of almost 50% of the production coming from the low-cost San Martin Mine as well as the improved performance at the Marigold Mine.

The average total cash cost per ounce of gold produced decreased markedly to $172 per ounce of gold from $222 in 2000 and $219 in 1999. In 2001 the average total cost of production per ounce of gold dropped to an average of $216 from $288 in 2000 and $297 in 1999, again, attributable to the production at the San Martin and Marigold mines.

OTHER INCOME AND EXPENSES
Depreciation and depletion charges totaled $12.7 million during 2001 compared to $13.6 million during 2000 and $14.2 million in 1999. Changes in the depreciation and depletion expense are attributable to changes in the reserve base as well as production volumes, as charges are made on a "unit of production" basis. Gold production was the basis for all depreciation and depletion expenses in 2001 and 2000, while in 1999 gold production costs accounted for $11.9 million of the expense. Expenses relating to copper production, at the since-divested Ivan mine, were $2.3 million.

Exploration expense was $1.7 million during 2001. Of the balance, $0.5 million of exploration expense was incurred in the U.S. and $1.1 million was divided between projects in Mexico, Guatemala, Panama and El Salvador. Costs for the year ended December 31, 2000 were $2.9 million and $4.0 million for 1999. Year 2000 exploration focused on the Marigold property in the U.S. ($0.9 million), other U.S. projects ($0.6 million), the Cerro Blanco Project in Guatemala ($0.6 million) and the Glamis de Mexico projects ($0.4 million). 1999 exploration expense was incurred in Central America ($2.2 million) and Nevada ($1.2 million) as a result of the Company's acquisitions of Mar-West and Rayrock.

Selling, general and administrative expenses decreased again in 2001 to $4.4 million from $5.2 million in 2000 and $6.0 million in 1999. The 1999 expense included a restructuring charge of $0.9 million in the third quarter and significant relocation expenses, staffing changes and consolidation of corporate office functions in the Reno office during the year which were a result of the Mar-West acquisition in late 1998 and the Rayrock acquisition in early 1999.

The Company had no write-downs during 2001, but recognized a recovery of $1.3 million relating to over-accruals of reclamation and site closure liabilities.

The Company incurred write-downs of $46.0 million during 2000 ($41.9 million net of tax). The major items in 2000 included the third quarter write-off for closure of the Dee Mine ($4.3 million), the fourth quarter write-down of the Marigold mill complex (the Company's portion equaling $0.9 million) and the write-down in the carrying value of the Rand Mine ($16.3 million) due to revaluation of the reserves at a $275 per ounce gold price. On non-producing properties, the carrying value of a crusher acquired as part of the Cerro San Pedro Project was reduced by $1.3 million to its estimated market value of $1.2 million. In addition the $8.0 million carrying value of the Cerro Blanco Project in Guatemala was written off. Finally, based upon the Department of the Interior's decision in January 2001 to deny the permits for the Imperial Project, the Company wrote off its investment of $14.3 million as at December 31, 2000. Other miscellaneous properties totaling $0.9 million were also written off.

Total write-downs of $8.2 million during 1999 consisted primarily of $6.8 million of mine development costs written off at the Rand Mine when reserves were revalued at $300 per ounce of gold, $1.0 million related to closing the Cieneguita project and $0.3 million of miscellaneous property costs.

MANAGEMENT'S DISCUSSION & ANALYSIS
RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2001, 2000 AND 1999


The amount of interest and other income/expense recognized by the Company declined to $1.1 million in 2001 from $2.0 in 2000 and $2.9 million in 1999. The 2001 amount includes a payment of $0.8 million on share appreciation rights made to a former Rayrock officer, gains on disposals of assets of $0.5 million, and interest and miscellaneous other income of $1.4 million. The decline from 1999 to 2000 was primarily a result of losses on the disposal of certain investments acquired on the acquisition of Rayrock as well as foreign exchange losses. Overall, interest income increased as interest from certificates of deposit placed as collateral for reclamation bonding requirements increased slightly, while interest on the Company's working cash balances declined as cash was utilized to construct the San Martin Mine. In 1999, the Company incurred gains on disposal of certain investments as well as gains from foreign exchange while interest on substantial cash balances increased interest income.

Interest expense and amortization of financing costs for the year ended December 31, 2001 was only $6,000 and in 2000 was $22,000, all of which consisted of interest on capital leases at Marigold. This compares to the $160,000 incurred in 1999 for interest on mortgages and loans acquired with Rayrock, interest on capital leases for equipment at Marigold, and financing costs for letters of credit backing reclamation bonds.

LIQUIDITY AND CAPITAL RESOURCES

WORKING CAPITAL AND CASH FLOW
The Company's working capital position improved significantly at December 31, 2001 to $55.4 million. $33.2 million of this increase was a result of the common share offering in October 2001, and the balance due to positive cash flows from the operating units net of capital expenditures. Working capital of $20.2 million at December 31, 2000 was significantly lower than the $61.3 million at December 31, 1999. This reduction was directly attributable to use of the Company's cash balances to construct the San Martin Mine. Long-term liabilities consisted of reserves for reclamation of $10.4 million at December 31, 2001, compared to $13.0 million at December 31, 2000. Cash expended on site closure and reclamation costs totaled $2.6 million in 2001. The future income tax liability was increased from $8.3 million at December 31, 2000 to $9.4 million at December 31, 2001 as a result of tax-effecting the earnings from San Martin.

Cash flow from operations (before changes in non-cash working capital and reclamation expenditures) was $18.5 million in 2001, compared to $6.6 million in 2000 and $1.7 million in 1999. The increase was due most directly to profitable operations at the mines. Net cash provided by operating activities, which includes the changes in non-cash working capital and cash expenditures on the reclamation properties, also increased to $11.8 million in 2001 compared to $4.0 million in 2000 and $6.2 million in 1999. The decrease between 1999 and 2000 was primarily a function of increased work-in-process inventories.

CAPITAL RESOURCES
On October 22, 2001, the Company received final receipts for a short form prospectus from the securities regulators in Canada. Concurrently, a final prospectus was filed in the United States. Pursuant to an underwriting agreement dated October 10, 2001, the Company sold 10,000,000 common shares at a price of Cdn$5.00 per share, less a commission of Cdn$2.25 million. Subsequently the underwriters exercised their over-allotment option for an additional 1,500,000 common shares, at the same price, for additional net proceeds of approximately Cdn$7.2 million. Other transaction costs totaled Cdn$2.4 million resulting in aggregate net proceeds to the Company of Cdn$52.5 million (US$33.2 million).

There were no acquisitions in 2001 or 2000 where shares of the Company were issued (the acquisition of Cambior de Mexico was paid entirely in cash). However, in consideration for advisory services rendered to the Company in connection with the acquisition of Cambior de Mexico, the Company granted to its investment advisor warrants to purchase up to 300,000 shares of the Company's common stock at an exercise price of US$2.00 per share. The warrants are exercisable at any time until June 25, 2003.

On February 26, 1999, the Company completed the acquisition of 100% of the issued and outstanding shares of Rayrock Resources Inc. The Company issued 29,277,820 common shares and paid Cdn$52,883,000 (approximately US$35,000,000). The Company acquired interests in three open-pit gold mines in Nevada as well as the Ivan copper mine in Chile.

No dividends are planned to be declared or paid in 2002 due to the losses incurred in prior years. No dividends were paid or declared in 2001, 2000 or 1999.

MANAGEMENT'S DISCUSSION & ANALYSIS
RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2001, 2000 AND 1999

In the course of its business, the Company may issue debt or equity securities to meet the growth plans of the Company if it determines that additional resources could be obtained under favorable financial market conditions. No assurance can be given that additional funding will be available or, if available, will be on terms acceptable to the Company.

CAPITAL EXPENDITURES
The Company's capital expenditures decreased dramatically in 2001 to $14.8 million from the $47.6 million expended on capital projects in the year ended December 31, 2000. The largest use of funds in 2000 was the construction of the San Martin Mine, followed by the purchase of the Cambior de Mexico properties. During the year ended December 31, 1999, a total of $17.6 million was expended on capital projects and investments.

Major capital expenditures during the fiscal year 2001 were as follows:



(in millions)
--------------------------------------------------------------------------------
San Martin Mine development and purchase of equipment                      $ 5.6
Cerro San Pedro (Glamis de Mexico) acquisition and development               1.6
Rand Mine deferred stripping and purchase of equipment                       4.1
Marigold Mine development and purchase of equipment                          3.4
Other                                                                        0.1
--------------------------------------------------------------------------------
                                                                          $ 14.8
================================================================================

Included in the above were $2.0 million of exploration expenditures which were capitalized relating to the expanded reserves at Marigold. Capital expenditures and funds for exploration in 2002 are estimated to be approximately $22.6 million. The primary capital expenditures are expected for leach pad expansion at the San Martin Mine in Honduras ($4.0 million), and equipment purchases and development for the Marigold Mine expansion ($15.7 million). Exploration is planned at both the Marigold and San Martin mines as well as other properties in Latin America. The Company believes that estimated cash flows from operations and current cash reserves will be sufficient to fund these anticipated expenditures.

HEDGING
At December 31, 2001, the Company had no ounces hedged. At December 31, 2000, the Company had no ounces sold forward, had sold 62,000 ounces of gold call options for 2001 at an average strike price of $294 per ounce, and owned no put options. Based on a spot price of $272.65 per ounce at December 31, 2000, the call option positions had nominal value. As at December 31, 1999, the Company had sold forward 65,000 ounces of gold for delivery during 2000 at an average price of $288 per ounce, as well as 79,000 ounces of gold call options at strike prices averaging $290 per ounce expiring during 2000 and 2001. The Company also held put options on 36,000 ounces of gold that were exercisable at an average price of $275 per ounce at various dates during 2000.


ENVIRONMENTAL, REGULATORY AND OTHER RISK FACTORS

RECLAMATION AND ENVIRONMENTAL
The Company is required to mitigate long-term environmental impacts on its properties by stabilizing, contouring, reshaping and re-vegetating various portions of a site once mining and processing are completed. Reclamation efforts are conducted in accordance with detailed plans that have been reviewed and approved by the appropriate regulatory agencies. Whenever feasible, reclamation is conducted concurrently with mining operations.

Standard leaching techniques have been designed to comply with environmental requirements imposed by regulatory authorities. Due to the impervious qualities of the heap leach pad and the closed nature of the leaching system, the Company believes that its mining operations have no materially adverse effect on the environment, however, the Company cannot guarantee that this will not occur.

MANAGEMENT'S DISCUSSION & ANALYSIS
RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2001, 2000 AND 1999


Tailings impoundments have been constructed at the Company's Dee and Marigold mines. Milling operations have been suspended indefinitely at the Marigold Mine and its tailings are expected to be reclaimed in 2002. At the Dee Mine, milling operations were completed early in 2001 and reclamation of the tailings impoundment commenced. Tailings impoundments pose certain risks to the environment including the potential for groundwater contamination and wildlife mortalities. The Company operates its tailings facilities in substantial compliance with applicable rules and regulations. Tailings facilities will be reclaimed in accordance with state-approved reclamation plans.

Though the Company believes that its mining operations are in material compliance with all present health, safety and environmental rules and regulations, there is always some uncertainty due to the complexity and application of such rules and regulations. The Company does not anticipate that the cost of compliance with existing environmental laws and regulations will have a material impact on its earnings in the foreseeable future. However, possible future health, safety and environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. The Company made no material capital expenditures for environmental control facilities during the current year, except for expenditures for the leach pad construction at San Martin. During the year ended December 31, 2000 expenditures were made for leach pads at San Martin and expansion of the pads at Marigold. During the year ended December 31, 1999, there were no material expenditures other than for design of monitoring systems for expansion of the leach pad at the Rand Mine. The Company estimates that it will make no material capital expenditures in this area during the year ending December 31, 2002, other than monitoring systems incorporated into leach pad construction and expansion programs. At the corporate level, an Environmental Policy has been established to assure measurable standards for internal environmental audits for review by the Audit and Environment Committee of the Board of Directors. The Committee has been active and is satisfied the Company is complying with regulatory parameters.

As of December 31, 2001 the Company had in place $5.0 million in letters of credit ($2.7 million at December 31, 2000) backed by certificates of deposit and $4.3 million in reclamation bonds ($4.5 million at December 31, 2000) issued as security for future reclamation costs.

LEGAL AND REGULATORY
Legislation has been introduced in prior sessions of the U.S. Congress to make significant revisions to the U.S. General Mining Law of 1872 that would affect the Company's unpatented mining claims on federal lands, including a royalty on gold production. It cannot be predicted whether any of these proposals will become law. Any levy as proposed would only apply to unpatented federal lands and, accordingly, would have an insignificant impact on the Rand Mine's production from the Yellow Aster Pit. However, should a royalty become law, it could adversely affect the profitability of portions of the gold production from the Marigold Mine, and all production from the Imperial Project, if it were to be developed.

In the last days of the Clinton administration, several regulatory initiatives were issued which could adversely affect the future development of minerals on public lands in the United States. These included new Surface Management Rules which govern BLM's approval process for mineral development (known as the "3809" rules), a Solicitor's opinion on the use of mill sites and mining claims for activities ancillary to mining, and various BLM Instructional Memoranda relating to the same. Many of these new initiatives are the subject of various legal challenges and have been or are being reviewed by the new federal administration. In particular, the new 3809 rules have been re-proposed with certain changes that would have less of an adverse impact on new mining development in the United States. It is uncertain how these initiatives will ultimately be finalized. The Company does not believe that they would adversely impact any of the Company's current mining operations. However, they could adversely impact the Company's ability to gain the necessary approvals to develop new mineral resources on public lands in the United States, including the Millennium expansion project at the Marigold Mine.

OTHER RISK FACTORS
The Company's mining operations are subject to the normal risks of mining, and its profits are subject to changes in the price of gold, which fluctuates widely, as well as other numerous factors beyond the Company's control.

The Company's mining operations are subject to health, safety and environmental legislation and regulations, changes in which could cause additional expenses, capital expenditures, restrictions and delays in the Company's activities, the extent of which cannot be predicted. Certain of the Company's properties have not been surveyed and therefore in accordance with the laws of the jurisdiction in which the properties are located, their existence and area could be in doubt. In addition to the United States, the Company now has interests in Mexico, Honduras, and Guatemala that may be affected by changes in the political and economic environment in these countries.

MANAGEMENT'S DISCUSSION & ANALYSIS
RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2001, 2000 AND 1999


The imposition of a gross royalty on all production from federal lands in the United States, which has been proposed in the past, if enacted, would adversely affect the profitability of the operations of the Rand and Marigold mines and, assuming commencement of production, the Imperial Project.

The Company's mineral development and mining activities and profitability involve significant risks due to numerous factors outside of its control including, but not limited to: the price of gold, changes in the regulatory environment, various foreign exchange fluctuations, and risks inherent in mining. The Company also invests cash balances in short-term investments that are subject to interest rate fluctuations. Because these investments are in highly liquid, short-term instruments, any impact of an interest rate change would not be material.

A major external factor that has a marked effect on liquidity, either positive or negative, is the price of gold bullion in international markets. Because the Company has no production hedged, any sustained changes in the price of gold over or under these levels will appreciably affect the Company's general liquidity position, and could substantially increase or decrease revenues, earnings and cash flow.

FORWARD-LOOKING STATEMENTS
Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold, the timing and amount of estimated future production, costs of production, capital expenditures, reserve determination, costs and timing of the development of new deposits, the Company's hedging practices, permitting time lines, and the timing and possible outcome of pending litigation involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, as well as those factors discussed above in the section entitled "Environmental, Regulatory and Other Risk Factors". Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

MANAGEMENT'S RESPONSIBILITY

The accompanying consolidated financial statements and all of the data included in this annual report have been prepared by and are the responsibility of management of the Company. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and reflect management's best estimates and judgements based on currently available information. The Company has developed and maintains systems of internal accounting controls in order to assure, on a reasonable and cost-effective basis, the reliability of its financial information, and that assets are safeguarded from loss.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board exercises its responsibilities through the Audit Committee of the Board which meets with the external auditors to satisfy itself that management's responsibilities are properly discharged and to review the financial statements before they are presented to the Board of Directors for approval.

The consolidated financial statements have been audited by KPMG LLP Chartered Accountants. Their report outlines the scope of their examination and opinion on the consolidated financial statements.


/s/ C. Kevin McArthur                   /s/ Cheryl S. Maher
---------------------                   -------------------
C. Kevin McArthur                       Cheryl S. Maher
President & Chief                       Vice President Finance,
Executive Officer                       Chief Financial Officer
February 8, 2002                        February 8, 2002




AUDITOR'S REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Glamis Gold Ltd. as at December 31, 2001 and 2000 and the consolidated statements of operations, retained earnings (deficit) and cash flows for each of the years ended December 31, 2001, 2000 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years ended December 31, 2001, 2000 and 1999 in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied, after giving retroactive effect to the changes in the methods of accounting for income taxes as explained in note 2(j) to the financial statements, and of calculating earnings per share as explained in note 2(k) to the financial statements, on a consistent basis.



/s/ KPMG LLP

Chartered Accountants
Vancouver, Canada
February 8, 2002

CONSOLIDATED BALANCE SHEETS

Expressed in thousands of United States dollars, as at December 31              2001         2000
-------------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                                                $  45,852    $  13,278
  Accounts receivable                                                          1,096          680
  Taxes recoverable                                                              615          934
  Inventories (note 4)                                                        12,725       13,503
  Prepaid expenses and other                                                     631          322
-------------------------------------------------------------------------------------------------
                                                                              60,919       28,717
Plant and equipment and mine development costs (note 5)                       80,970       77,530
Other assets (note 6)                                                          6,849        6,294
-------------------------------------------------------------------------------------------------
                                                                           $ 148,738    $ 112,541
=================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued liabilities                                 $   5,529    $   8,475
Reserve for site closure and reclamation costs (notes 6 and 15(b))            10,427       12,997
Future income taxes (note 10)                                                  9,416        8,299
-------------------------------------------------------------------------------------------------
                                                                              25,372       29,771
Shareholders' equity:
  Share capital (note 7):
    Authorized:
      200,000,000 common shares without par value
      5,000,000 preferred shares, Cdn. $10 par value, issuable in Series
    Issued and fully paid:
      83,283,462 (2000 - 70,097,382) common shares                           194,793      159,045
  Contributed surplus                                                             63           63
  Deficit                                                                    (71,490)     (76,338)
-------------------------------------------------------------------------------------------------
                                                                             123,366       82,770
-------------------------------------------------------------------------------------------------
                                                                           $ 148,738    $ 112,541
=================================================================================================

Commitments and contingencies (notes 5, 6, 13 and 15)

See accompanying notes to consolidated financial statements.



APPROVED ON BEHALF OF THE BOARD:

/s/ C. Kevin McArthur       /s/ A. Dan Rovig
Director                    Director

CONSOLIDATED STATEMENTS OF OPERATIONS


Expressed in thousands of United States dollars, years ended December 31           2001            2000            1999
-----------------------------------------------------------------------------------------------------------------------
Revenue                                                                    $     64,262    $     61,560    $     56,727
Cost of goods sold                                                               40,452          47,884          47,698
-----------------------------------------------------------------------------------------------------------------------
                                                                                 23,810          13,676           9,029
Expenses:
  Depreciation and depletion                                                     12,703          13,610          14,156
  Site closure and reclamation                                                    1,240             819           1,273
  Exploration                                                                     1,659           2,887           4,002
  General and administrative                                                      4,440           5,166           5,989
  Write-down (recovery) of investments and properties (note 8)                   (1,336)         45,963           8,223
-----------------------------------------------------------------------------------------------------------------------
                                                                                 18,706          68,445          33,643
-----------------------------------------------------------------------------------------------------------------------

Earnings (loss) from operations                                                   5,104         (54,769)        (24,614)

Interest and amortization of financing costs                                         (6)            (22)           (160)
Interest and other income (note 9)                                                1,088           2,045           2,890
-----------------------------------------------------------------------------------------------------------------------
Earnings (loss) before income taxes                                               6,186         (52,746)        (21,884)

Provision for (recovery of) income taxes (note 10):
  Current                                                                           271              36              60
  Future                                                                          1,067          (4,100)           (312)
-----------------------------------------------------------------------------------------------------------------------
                                                                                  1,338          (4,064)           (252)
-----------------------------------------------------------------------------------------------------------------------

Net earnings (loss) for the year                                           $      4,848    $    (48,682)   $    (21,632)
=======================================================================================================================

Basic earnings (loss) per share                                            $       0.07    $      (0.70)   $      (0.33)
Diluted earnings (loss) per share                                          $       0.07    $      (0.70)   $      (0.33)
Weighted average common shares                                               73,585,155      70,008,059      62,159,235
=======================================================================================================================

See accompanying notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)

Expressed in thousands of United States dollars, years ended december 31       2001        2000        1999
-----------------------------------------------------------------------------------------------------------
Retained earnings (deficit), beginning of year:
  As previously reported                                                   $(76,338)   $(20,923)   $    709
  Adjustment for future income taxes (note 2(j))                               --        (6,733)       --
-----------------------------------------------------------------------------------------------------------
  As restated                                                               (76,338)    (27,656)        709

Net earnings (loss) for the year                                              4,848     (48,682)    (21,632)
-----------------------------------------------------------------------------------------------------------
Deficit, end of year                                                       $(71,490)   $(76,338)   $(20,923)
===========================================================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Expressed in thousands of United States dollars, years ended december 31       2001        2000        1999
-----------------------------------------------------------------------------------------------------------
Net cash provided by operating activities (note 11)                        $ 11,828    $  4,037    $  6,191

Cash flows from (used in) investing activities:
  Business acquisitions, net of cash acquired (note 3)                         --        (7,092)        874
  Proceeds from sale of assets acquired on
    business acquisition (note 3(b))                                           --           284      32,560
  Proceeds from sale of equipment (note5(b)(ii))                               --          --         7,204
  Purchase of plant and equipment, net of disposals                          (5,229)    (19,005)     (3,440)
  Mineral property acquisition and mine development costs                    (9,295)    (19,895)    (11,953)
  Proceeds from sale of investments                                              82          35         351
  Purchase of other assets                                                     (560)       (583)       (792)
-----------------------------------------------------------------------------------------------------------
                                                                            (15,002)    (46,256)     24,804

Cash flows from (used in) financing activities:
  Proceeds from issuance of common shares                                    35,748         328       2,211
  Repayment of mortgage payable and capital
    lease obligations acquired (note 3(b))                                     --          --        (4,207)
-----------------------------------------------------------------------------------------------------------
                                                                             35,748         328      (1,996)
-----------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents during the year             32,574     (41,891)     28,999

Cash and cash equivalents, beginning of year                                 13,278      55,169      26,170
-----------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                     $ 45,852    $ 13,278    $ 55,169
-----------------------------------------------------------------------------------------------------------

Supplemental disclosures of cash flow information:
  Cash paid  (received) during the year for:
    Interest                                                               $   (695)   $ (1,661)   $    160
    Taxes                                                                      (375)       (666)       (616)
===========================================================================================================


Non-cash financing and investing activities (note 12)

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(TABLES EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)


1.   NATURE OF OPERATIONS:
The Company and its wholly owned subsidiaries are engaged in the exploration, development and extraction of precious metals principally in the States of California and Nevada in the United States of America, Honduras, the State of San Luis Potosi, Mexico and Guatemala.

2.   SIGNIFICANT ACCOUNTING POLICIES:

(a)  GENERALLY ACCEPTED ACCOUNTING PRINCIPLES:
     These consolidated financial statements have been prepared in accordance with accounting principles and practices that are generally accepted in Canada, which conform, in all material respects, with those generally accepted in the United States, except as explained in note 16.

(b)  PRINCIPLES OF CONSOLIDATION:
     The consolidated financial statements include the accounts of the Company and its direct and indirect wholly owned subsidiaries and its proportionate share of the accounts of joint ventures in which the Company has an interest. All material intercompany transactions and balances have been eliminated.

     Investments in other companies are carried at cost less provisions for impairment in value.

(c)  CASH EQUIVALENTS:
     Cash equivalents are highly liquid investments, such as term deposits with major financial institutions, having a maturity of three months or less at acquisition, that are readily convertible to contracted amounts of cash.

(d) INVENTORIES:

     (i)  Finished goods inventory is stated at the lower of cost or market.
     (ii) Work-in-progress inventory, which is ore on leach pads, consists of mining costs related to the ore being processed and is stated at the lower of cost or net realizable value. These costs are charged to operations and included in cost of goods sold on the basis of ounces of gold recovered. Based upon actual gold recoveries and operating plans, the Company continuously evaluates and refines estimates used in determining the costs charged to operations and the carrying value of costs associated with the ore on the leach pads.
     (iii)Supplies and spare parts inventory is stated at the lower of cost, using the first-in, first-out method, or replacement cost.

(e)  PLANT AND EQUIPMENT:

     Plant and equipment is stated at cost less accumulated depreciation. Leach pads are depreciated on a unit-of-production basis over estimated reserves expected to be processed from the leach pad. Certain mining equipment is depreciated based on hours used over their estimated useful lives. All other asset categories are depreciated using the straight-line method over their estimated useful lives. Estimated useful lives for mining equipment and major asset categories range from three to seven years. Replacements and major improvements are capitalized.

(f)  MINE DEVELOPMENT COSTS:

     (i) Property acquisition and mine development costs are recorded at cost and amortized by the unit-of-production method based on recoverable gold reserves. Pre-production expenditures and revenues are capitalized until the commencement of commercial production. If it is determined that the deferred costs related to a property are not recoverable over its productive life, the unrecoverable portion is charged to operations in the period such determination is made.

     (ii) Mine development costs for current production are charged to operations as incurred. Mining costs associated with waste rock removal are deferred and charged to cost of goods sold on the basis of life-of-mine average stripping rates for the mine. Mine development costs incurred to expand operating capacity, develop new ore bodies or develop mine areas in advance of current production are deferred and then amortized on a unit-of-production basis. General and administrative costs are expensed as incurred.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(TABLES EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)


     (iii)Expenditures incurred on non-producing properties identified as having development potential are deferred on a project basis until the viability of the project is determined. If a project is abandoned or it is determined that the deferred costs may not be recovered based on current economics or permitting considerations, the accumulated project costs are charged to operations in the period in which the determination is made. Exploration expenditures on properties not advanced enough to identify their development potential are charged to operations as incurred.

(g)  SITE CLOSURE AND RECLAMATION COSTS:
     Minimum standards for site closure and mine reclamation have been established by various governmental agencies that affect certain operations of the Company. A reserve for future site closure and mine reclamation costs has been established based upon the estimated costs to comply with existing reclamation standards. Site closure and mine reclamation costs for operating properties are accrued using the unit-of-production method.

(h)  REVENUE RECOGNITION:
     Revenue is recognized when metal is delivered and title passes. Costs incurred or premium income received on forward sales, call options or put options contracts are recognized in revenue when the contracts expire or production is delivered. Changes in the fair value of the related asset or liability are recognized in earnings.

(i)  STOCK-BASED COMPENSATION:
     The Company has a stock option plan and a stock-based management incentive plan, both of which are described in note 7(b). No compensation expense is recorded for the stock-based plans when the options or incentives are granted. Any consideration paid by employees or directors on exercise of stock options is credited to share capital. Any compensation liability under the stock-based management incentive plan is accrued as compensation expense.

(j)  INCOME TAXES:
     During 2000, the Company retroactively adopted the new recommendations of the Canadian Institute of Chartered Accountants (the "CICA") for accounting for income taxes, which requires the use of the asset and liability method. This change was applied retroactively without restatement of the 1999 financial statements. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax bases (temporary differences). Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantively enacted. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

     Prior to adoption of the new recommendations, income tax expense was determined using the deferral method of tax allocation. Under this method, future income tax expense was based on differences in the recognition of revenues and expenses for income tax and financial reporting purposes.

     The cumulative effect of this change in accounting for income taxes of $6,733,000 was determined as of January 1, 2000 and is reported separately in the consolidated statements of retained earnings (deficit) as a restatement, increasing the opening deficit at that date. The effect of this change on the 2000 consolidated financial statements is detailed in note 10. The 1999 consolidated financial statements have not been restated to apply the provisions of the new accounting policy for income taxes.

(k)  EARNINGS PER SHARE:
     During 2001, the Company retroactively adopted the new recommendations of the CICA for accounting for earnings per share, which requires the use of the treasury stock method for calculating diluted earnings per share. Prior to the adoption of the new recommendations, the imputed earnings approach was used to determine the dilutive effect of options, warrants and equivalents. In the Company's case, this change had no effect on previously reported amounts as the Company reported a loss in each of 2000 and 1999.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(TABLES EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)


(l)  TRANSLATION OF FOREIGN CURRENCIES:

     The Company's Canadian operations and Honduran operations, starting from the commencement of commercial production in January 2001, are considered self-sustaining operations for the treatment of foreign exchange translation gains or losses arising from consolidation. Accordingly, the Company uses the current rate method to translate the accounts of its self-sustaining operations to United States dollars as follows:
     (i) Assets and liabilities at the rate of exchange in effect at the end of the period;
     (ii) Revenues and expenses at the average exchange rate during the period;
     (iii)Material exchange gains and losses arising from translation are deferred and included as a separate component of shareholders' equity.

     The Company's subsidiaries and joint ventures outside of the United States with non-producing properties, are treated as integrated operations and the related accounts are translated into United States dollars as follows:
     (i)  Revenues and expenses at the average exchange rate during the period;
     (ii) Monetary items at the rate of exchange in effect at the end of the period;
     (iii)Non-monetary items at historical exchange rates; and
     (iv) Exchange gains and losses arising from translation are included in the determination of net earnings (loss) for each period, except for exchange gains or losses relating to non-current monetary assets or liabilities, which are deferred and amortized over the remaining life of the asset or liability.

(m)  ESTIMATES:

     The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of mineral reserves, reclamation and environmental obligations, impairment of assets, useful lives for depreciation, depletion and amortization, measurement of work-in-process and finished goods inventories and valuation allowances for deferred tax assets. Actual results could differ from those estimates.

(n)  COMPARATIVE FIGURES:
     Certain of the prior years' comparative figures have been reclassified to conform to the presentation adopted for the current year.

3.   BUSINESS ACQUISITIONS:

(a)  CAMBIOR DE MEXICO S.A. DE C.V.:
     Effective May 9, 2000, the Company acquired 100% of the issued and outstanding shares of Cambior de Mexico S.A. de C.V. ("Cambior de Mexico") from Cambior Inc., a Canadian public company, for $7.2 million in cash. Cambior de Mexico was subsequently renamed Glamis de Mexico, S.A. de C.V. Cambior de Mexico's principal asset was the right to acquire a 50% interest in the Cerro San Pedro Project in the State of San Luis Potosi in Mexico (note 5(b)(ii)), as well as interests in a number of other properties in Mexico. The Company also acquired a crusher system from Cambior Inc. for an additional $2.5 million in cash that was intended for use at the Cerro San Pedro Project. Other transaction costs associated with this acquisition totaled $0.3 million. In addition, in consideration for advisory services rendered to the Company in connection with the acquisition, the Company granted to its investment advisor warrants to purchase up to 300,000 shares of the Company's common stock at an exercise price of $2.00 per share (note 7(c)). Management considers the fair intrinsic value of the warrants at the time of issuance to be nominal. The warrants are exercisable at any time until June 25, 2003, but are not transferable prior to June 26, 2001.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(TABLES EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)


The acquisition of Cambior de Mexico was accounted for by the purchase method and is summarized below:

Net assets acquired, at fair value:
  Cash and cash equivalents                         $   98
  Net non-cash working capital                          78
  Plant and equipment                                  838
  Mineral properties                                 6,446
----------------------------------------------------------
                                                    $7,460
==========================================================

Consideration given:
  Cash                                              $7,176
  Transaction costs                                    284
----------------------------------------------------------
                                                    $7,460
==========================================================


(b)  RAYROCK RESOURCES INC.:
     Effective February 26, 1999, the Company completed the acquisition of Rayrock Resources Inc. ("Rayrock"), a Canadian public company. The terms of the acquisition gave the shareholders of Rayrock the right to receive either 2.4 common shares of the Company or 1.6 common shares of the Company and Cdn$3.00 for each Rayrock share held. BlackRock Ventures Inc. ("BlackRock"), a significant shareholder of Rayrock and a company that Rayrock was a significant shareholder of, agreed to acquire the shares of Magin Energy Inc. ("Magin"), a company that Rayrock held as a long term investment, in lieu of a portion of the common shares of the Company otherwise issuable to BlackRock. Rayrock was principally engaged in the exploration for and the mining, production and sale of gold from mines in Nevada, USA, and copper from a mine in northern Chile.

     The transaction was accounted for by the purchase method and is summarized below:

Net assets acquired, at fair value:
  Cash and cash equivalents                          $  45,960
  Net non-cash working capital                           2,287
  Mineral properties                                    43,337
  Magin shares                                           6,364
  Investments and other assets                          17,636
--------------------------------------------------------------
                                                       115,584

Mortgage payable and capital lease obligations          (4,207)
Accrued reclamation and site restoration costs         (10,566)
Future income taxes                                     (2,442)
--------------------------------------------------------------
                                                     $  98,369
==============================================================

Consideration given:
  Cash and cash equivalents                          $  35,073
  Issue of 29,277,820 common shares of the Company      46,919
  Magin shares                                           6,364
  Transaction costs                                     10,013
--------------------------------------------------------------
                                                     $  98,369
==============================================================

Subsequent to the acquisition of Rayrock, the Company disposed of the shares of and loans to the subsidiary that held the Chilean copper mines, and disposed of the BlackRock investments and certain of the investments and other assets for total net proceeds of $32,560,000 during 1999. In addition, the Company paid the mortgage payable and settled the capital lease obligations assumed with the acquisition of Rayrock.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(TABLES EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)


4. INVENTORIES:

=======================================================
                                         2001      2000
-------------------------------------------------------
Finished goods                        $ 1,626   $ 3,696
Work-in-progress                        9,193     8,934
Supplies and spare parts                1,906       873
-------------------------------------------------------
                                      $12,725   $13,503
=======================================================

5.   PLANT AND EQUIPMENT AND MINE DEVELOPMENT COSTS:

=================================================================
                                                   2001      2000
-----------------------------------------------------------------
Producing properties, net                       $68,866   $15,094
Non-producing properties, net                    12,104    62,436
-----------------------------------------------------------------
                                                $80,970   $77,530
=================================================================


(a)  PRODUCING PROPERTIES:

2001:

=========================================================================================================================
                                                                 Rand   San Martin     Marigold
                                                           California     Honduras       Nevada        Other        Total
-------------------------------------------------------------------------------------------------------------------------
Plant and equipment                                         $  53,570    $  24,025    $   4,237    $     670    $  82,502
Mineral property acquisition costs                             14,119       13,362        9,181           --       36,662
Mine development costs                                         25,195       21,704        3,251           --       50,150
-------------------------------------------------------------------------------------------------------------------------
                                                               92,884       59,091       16,669          670      169,314
Accumulated depreciation, depletion and write-downs           (86,080)      (7,477)      (6,281)        (610)    (100,448)
-------------------------------------------------------------------------------------------------------------------------
                                                            $   6,804    $  51,614    $  10,388    $      60    $  68,866
=========================================================================================================================

2000:

==============================================================================================================================
                                            Rand      Picacho     Marigold          Dee        Daisy
                                      California   California       Nevada       Nevada       Nevada        Other        Total
------------------------------------------------------------------------------------------------------------------------------
Plant and equipment                    $  53,875    $   5,965    $   4,557    $   2,498    $   2,419    $     672    $  69,986
Mineral property acquisition costs        14,119        5,799        9,181        2,035        1,058           --       32,192
Mine development costs                    21,102        9,276          402        3,922          135          818       35,655
------------------------------------------------------------------------------------------------------------------------------
                                          89,096       21,040       14,140        8,455        3,612        1,490      137,833
Accumulated depreciation,
  depletion and write-downs              (84,437)     (21,007)      (4,131)      (8,455)      (3,612)      (1,097)    (122,739)
------------------------------------------------------------------------------------------------------------------------------
                                       $   4,659    $      33    $  10,009    $      --    $      --    $     393    $  15,094
==============================================================================================================================

At December 31, 2001 and 2000, all of the Company's producing properties are held 100%, except for the Marigold Mine, which is 66-2/3% held. The Company's producing properties are subject to royalties pursuant to the terms of the underlying acquisition, option or lease agreements, that range up to 7% of net smelter returns and provide for minimum payments which vary with the price of gold aggregating approximately $1,000,000 per year.

(i)  San Martin Project:

     The San Martin Project was acquired in 1998 and at that time, was an advanced-stage gold property consisting of a 100% interest in a mineral concession in Central Honduras. During 1999, the Company completed a feasibility study on the project and commenced permitting and construction of the mine, which was completed in 2000. The Company shipped its first gold from the San Martin Mine in December 2000, which has been reflected as recoveries during start-up, and commenced commercial production in January 2001.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(TABLES EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)


(b)  NON-PRODUCING PROPERTIES:

2001:
--------------------------------------------------------------------------------------------------------------------
                                                           Cerro                      Cerro
                                                       San Pedro      Imperial       Blanco
                                                          Mexico    California    Guatemala       Other       Total
--------------------------------------------------------------------------------------------------------------------
Plant and equipment                                     $    103      $    132     $     53    $  2,503    $  2,791
Mineral property acquisition costs                         7,460         3,330        8,000          --      18,790
Mine development costs                                     3,285        10,860           --          --      14,145
--------------------------------------------------------------------------------------------------------------------
                                                          10,848        14,322        8,053       2,503      35,726
Write-downs                                                   --       (14,322)      (8,000)     (1,300)    (23,622)
--------------------------------------------------------------------------------------------------------------------
                                                        $ 10,848      $     --     $     53    $  1,203    $ 12,104
====================================================================================================================

2000:
--------------------------------------------------------------------------------------------------------------------
                                         San Martin        Cerro                      Cerro
                                           Honduras    San Pedro      Imperial       Blanco
                                     (note 5(a)(i))       Mexico    California    Guatemala       Other       Total
--------------------------------------------------------------------------------------------------------------------
Plant and equipment                        $ 17,132     $    660      $    132     $     65    $  2,500    $ 20,489
Mineral property acquisition costs           13,362        7,460         3,330        8,000          --      32,152
Mine development costs                       22,530          989        10,860           --          --      34,379
Recoveries during start-up                     (962)          --            --           --          --        (962)
--------------------------------------------------------------------------------------------------------------------
                                             52,062        9,109        14,322        8,065       2,500      86,058
Write-downs                                      --           --       (14,322)      (8,000)     (1,300)    (23,622)
--------------------------------------------------------------------------------------------------------------------
                                           $ 52,062     $  9,109      $     --     $     65    $  1,200    $ 62,436
====================================================================================================================

(i)   Cerro San Pedro Project
      The Cerro San Pedro Project was acquired in 2000 (note 3(a)) and is an advanced-stage gold-silver property located in the state of San Luis Potosi, Mexico. The Company completed its earn-in of a 50% interest in the project by funding $2.0 million during the remainder of 2000 and $2.0 million during 2001. Under the terms of the agreement with the Company's joint venture partner, the Company is the operator of the work program on the project. Expenditures subsequent to the earn-in, but before the commencement of construction, are to be shared equally, subject to certain limited exceptions.

(ii)  Imperial Project:
      The Imperial Project consists of a 100% interest in certain unpatented mining claims located in eastern Imperial County in the State of California. Gold production will be subject to a net smelter return royalty of 1-1/2%. During 1996, the Company entered into an agreement for the purchase of equipment totaling approximately $7,800,000 of which $7,001,000 was paid as a deposit. During 1999, the equipment was sold for $7,204,000.

      Due to the U.S. Department of Interior decision to formally deny the operating permit for the Imperial Project on January 16, 2001, the $14.3 million of deferred costs on the project were written down at December 31, 2000. In November 2001, the denial of the project was formally vacated by the Department of the Interior, and the Company continues to pursue approval of the project.


(iii) Cerro Blanco Project:
      The Cerro Blanco Project was acquired in 1998 and is an advanced-stage gold property consisting of a 100%interest in one granted concession and eight concession applications in southern Guatemala. Based on economic conditions at the time and uncertainty over the recoverability of the deferred costs, the Company wrote-down the costs to a nominal amount in 2000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(TABLES EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)


(c)  INTERESTS IN JOINT VENTURES:
     The Company's 66-2/3% interest in the Marigold Mine, which was acquired in February 1999 (note 3(b)), and 50% interest in the Cerro San Pedro Project, which was acquired in May 2000 (note 3(a)), are reflected in these consolidated financial statements on a proportionate basis. The Company's share of the joint ventures' assets, liabilities, revenues and expenses included in the consolidated financial statements are as follows:

--------------------------------------------------------------------------------
                                                         2001               2000
--------------------------------------------------------------------------------
Total assets                                          $20,550            $15,409
Total liabilities                                       5,159              4,861
================================================================================

--------------------------------------------------------------------------------
                                                 2001         2000         1999
--------------------------------------------------------------------------------
Revenue from production                      $ 15,303     $ 12,196     $ 13,716
Expenses                                       12,566       14,442       13,189
--------------------------------------------------------------------------------
Income (loss) from operations                $  2,737     $ (2,246)    $    527
================================================================================

Cash provided by operations                  $  5,009     $    587     $  2,739
Cash used in investing activities              (5,004)      (3,267)      (1,135)
================================================================================


6.   OTHER ASSETS:

--------------------------------------------------------------------------------
                                                                 2001       2000
--------------------------------------------------------------------------------
Restricted deposits (see note below)                           $6,093     $5,727
Investments in other companies (quoted market value
   $277,000; 2000 -- $316,000)                                     44         49
Sales taxes recoverable                                           496        304
Other                                                             216        214
--------------------------------------------------------------------------------
                                                               $6,849     $6,294
================================================================================


     RESTRICTED DEPOSITS -- ENVIRONMENTAL BONDS:
     The Company provides financial guarantees to regulatory authorities as security for future site closure and reclamation costs for the Company's operations. As at December 31, 2001, the Company had $4.3 million in reclamation bonds outstanding (2000 -- $4.5 million), for which the Company has provided collateral in the form of certificates of deposit totaling $1.1 million (2000 -- $1.1 million). Additional letters of credit issued as security are collateralized with certificates of deposit totaling $5.0 million (2000 -- $2.7 million) that earn interest at fixed rates between 1.14% and 2.12% (2000 -- 5.62% and 6.45%). Fees on the bonds and letters of credit range from 0.5% -- 2.5% (2000 -0.5% -- 2.5%).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(TABLES EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)


7.   SHARE CAPITAL:

(a)  ISSUED AND FULLY PAID:

--------------------------------------------------------------------------------
                                                             Number
                                                          of shares       Amount
--------------------------------------------------------------------------------
Balance as at December 31, 1998                          38,860,612   $  109,587
Issued during the year:
   For cash consideration under the terms of directors'
      and employees' stock options                        1,726,400        2,211
   Issued upon acquisition of Rayrock Resources
      Inc. (note 3(b))                                   29,277,820       46,919
--------------------------------------------------------------------------------
Balance as at December 31, 1999                          69,864,832      158,717
Issued during the year:
   For cash consideration under the terms of directors'
      and employees' stock options                          232,550          328
--------------------------------------------------------------------------------
Balance as at December 31, 2000                          70,097,382      159,045
Issued during the year:
   For cash consideration under the terms of directors'
      and employees' stock options                        1,686,080        2,577
   Issued for cash consideration of Cdn$5.00 per share
      pursuant to an underwriting agreement
      dated October 10, 2001                             11,500,000       33,171
--------------------------------------------------------------------------------
Balance as at December 31, 2001                          83,283,462   $  194,793
================================================================================


(b)  STOCK OPTIONS AND STOCK APPRECIATION RIGHTS:
     The Company has a stock option plan that allows it to grant options to its employees, officers and directors to acquire up to 7 million common shares. The exercise price of each option equals the closing price for the common shares on the Toronto Stock Exchange on the last trading day before the date of the grant. Options have a maximum term of five years and, subject to certain specific exceptions, terminate one year following the termination of the optionee's employment. Once approved and vested, options are exercisable at any time.

     The continuity of directors' and employees' stock options is as follows:

-------------------------------------------------------------------------------------------------------------------
                                             2001                        2000                        1999
                                  -------------------------   -------------------------   -------------------------
                                                   Weighted                    Weighted                    Weighted
                                                    average                     average                     average
                                    Number         exercise       Number       exercise       Number       exercise
                                  of options   price (Cdn$)   of options   price (Cdn$)   of options   price (Cdn$)
-------------------------------------------------------------------------------------------------------------------
Outstanding, beginning of year     5,141,945          $3.30    5,153,995          $3.25    2,610,500          $5.49
Granted during the year              470,000           3.89      545,000           2.91    1,994,500           2.68
Granted on conversion of
   Rayrock employees' and
   directors' stock options               --             --           --             --    4,470,145           3.25
Exercised during the year         (1,686,080)          2.38     (232,550)          2.06   (1,726,400)          1.90
Cancelled during the year           (646,750)          3.70     (324,500)          2.69   (2,194,750)          6.46
-------------------------------------------------------------------------------------------------------------------
Outstanding, end of year           3,279,115          $3.78    5,141,945          $3.30    5,153,995          $3.25
===================================================================================================================
Exercisable                        3,109,115                   5,126,945                   4,813,995
===================================================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(TABLES EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)


     Details of the options outstanding as at December 31, 2001 are as follows:

--------------------------------------------------------------------------------
Range of                       Number   Weighted average        Weighted average
exercise prices (Cdn$)    outstanding     remaining life   exercise price (Cdn$)
--------------------------------------------------------------------------------
$1.99 - $2.21                 309,185          2.4 years                  $ 2.19
$2.50 - $3.00               1,773,400          2.5 years                    2.73
$4.55 - $4.89                 120,050          3.1 years                    4.66
$5.60 - $5.90               1,076,480          1.1 years                    5.85
--------------------------------------------------------------------------------
                            3,279,115          2.1 years                  $ 3.78
================================================================================


     The Company also has a stock-based management incentive plan that allows it to grant rights for a holder to receive the appreciation in the value of the stock-based right over the stated base price in cash. As at December 31, 2000, the Company had 165,000 (1999 - 200,000) stock appreciation rights outstanding at a base price of Cdn$4.80 per share that expire July 14, 2003 as well as 600,000 stock appreciation rights at a base price of Cdn$2.22 per share that expire February 26, 2002. The 600,000 stock appreciation rights were granted to a former officer of Rayrock through continuance of Rayrock stock appreciation rights. Total expense incurred by the Company in 2001 upon exercise of stock appreciation rights was $0.8 million (2000 - nil; 1999 - $0.1 million). As at December 31, 2001, the Company had 43,500 stock appreciation rights outstanding at Cdn$4.80 per share that expire July 14, 2003.


(c)  SHARE PURCHASE WARRANTS:
     As at December 31, 2001 and 2000, the Company had 300,000 share purchase warrants outstanding exercisable at $2.00 per share to June 25, 2003 that were issued in connection with the acquisition of Cambior de Mexico (note 3(a)).


8.   WRITE-DOWN (RECOVERY) OF INVESTMENTS AND PROPERTIES:

During 2001, the Company updated its estimated costs and reversed the overaccrued portion of site closure and reclamation costs. During 2000 and 1999, the Company wrote-down certain of its investments and properties as follows:

--------------------------------------------------------------------------------
                                                   2001         2000        1999
--------------------------------------------------------------------------------
Producing properties (note 5(a)):
   Rand                                        $     --     $ 15,510    $  6,824
   Marigold                                          --          880          --
   Dee                                             (988)       4,036          --
   Cieneguita                                        --           --       1,050
   Daisy                                           (348)          --          --
Non-producing properties (note 5(b)):
   Imperial                                          --       14,322          --
   Cerro Blanco                                      --        8,000          --
   Other non-producing properties                    --          603         349
   Equipment                                         --        1,300          --
Inventories                                          --        1,251          --
Other current assets                                 --           61          --
--------------------------------------------------------------------------------
                                               $ (1,336)    $ 45,963    $  8,223
================================================================================


9.   INTEREST AND OTHER INCOME:

--------------------------------------------------------------------------------
                                                  2001         2000         1999
--------------------------------------------------------------------------------
Interest and other income                      $   702      $ 2,550      $ 1,822
Foreign exchange gain (loss)                       (99)        (242)         221
Gain (loss) on sale of other assets                485         (263)         847
--------------------------------------------------------------------------------
                                               $ 1,088      $ 2,045      $ 2,890
================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(TABLES EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)


10.  INCOME TAXES:

In 2000, the Company retroactively adopted the asset and liability method of accounting for income taxes in accordance with the new Recommendations of the Canadian Institute of Chartered Accountants. The effect of the change in accounting policy on the 2000 financial statements was to increase (decrease) the following:

--------------------------------------------------------------------------------
Deficit at January 1, 2000                                              $ 6,733
Loss from operations                                                     (2,194)
Plant and equipment and mine development costs, at December 31, 2000      1,369
Future income tax liability, at December 31, 2000                         5,908
--------------------------------------------------------------------------------


The 1999 financial statements have not been restated for the change.

The provision for income taxes differs from the Canadian federal and British Columbia provincial statutory rate as follows:

-------------------------------------------------------------------------------------------------
                                         2001                  2000                  1999
                                  ------------------    ------------------    ------------------
                                    Amount    Rate %      Amount    Rate %      Amount    Rate %
-------------------------------------------------------------------------------------------------
Income tax benefit computed
   at statutory rates             $  2,759      44.6    $(24,052)    (45.6)   $ (9,821)    (45.6)
Foreign tax rates different
   from statutory rate              (1,863)    (30.1)      9,472      18.0       1,974       9.2
Benefit of losses not reflected
   in the accounts                   2,504      40.4      10,910      20.7       7,844      36.4
Other                               (2,062)    (33.3)       (394)     (0.8)       (249)     (1.2)
-------------------------------------------------------------------------------------------------
                                  $  1,338      21.6    $ (4,064)     (7.7)   $   (252)     (1.2)
=================================================================================================


(a)  FUTURE INCOME TAX ASSETS AND LIABILITIES:
     The significant components of the Company's future income tax assets and liabilities at December 31, 2001 and 2000 are as follows:

------------------------------------------------------------------------------------------------------------------
                                                                                             2001            2000
------------------------------------------------------------------------------------------------------------------
Future income tax assets:
U.S. and Canada:              Plant and equipment and mine development costs              $ 12,783       $ 16,567
                              Reclamation and other liabilities                              3,144          2,562
                              Losses carried forward and Alternative Minimum Tax credits     8,558          6,228
Mexico:                       Plant and equipment and mine development costs                 1,564          1,008
                              Losses carried forward                                         4,561          4,467
Other foreign:                Plant and equipment and mine development costs                   688            588
                              Losses carried forward                                         1,668          1,567
------------------------------------------------------------------------------------------------------------------
Total future income tax assets                                                              32,966         32,987
Valuation allowance                                                                        (32,923)       (32,037)
------------------------------------------------------------------------------------------------------------------
Future income tax assets, net of allowance                                                      43            950

Future income tax liabilities:
U.S. and Canada:              Plant and equipment and mine development costs                 2,442          2,391
                              Other                                                             43            950
Honduras:                     Plant and equipment and mine development costs                 6,974          5,908
------------------------------------------------------------------------------------------------------------------
Total future income tax liabilities                                                          9,459          9,249
------------------------------------------------------------------------------------------------------------------
Net future income tax liabilities                                                         $  9,416       $  8,299
==================================================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(TABLES EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)


(b)  POTENTIAL FUTURE TAX BENEFITS:
     At December 31, 2001, the Company has Canadian tax pools of approximately Cdn$25 million, United States operating losses of approximately $12 million, Honduran operating losses of approximately $24 million, Mexican operating losses of approximately $13 million, and certain Guatemalan tax deductions available which may be carried forward and used to reduce certain taxable income in future years. The Canadian tax pools are without expiry, and the U.S., Mexican and Honduran losses and the Guatemalan deductions expire at various dates prior to 2016. With the exception of the Honduran operating losses, the potential income tax benefits related to these items have not been reflected in the accounts as a valuation allowance has been provided for these benefits.


(c)  FUTURE INCOME TAXES:
     In 2001, the future income tax of $1,067,000 was due primarily to tax-effecting the earnings from the San Martin Mine.

     In 2000, the future income tax recovery of $4,100,000 was due primarily to tax-effecting the write-downs of plant and equipment and mine development costs.

     Prior to fiscal 2000, future income taxes were determined by the deferral method of tax allocation, with future income tax expense (recovery) arising from reporting expenses for tax purposes at amounts differing from those charged to earnings. The significant differences, as previously reported, are as follows:

--------------------------------------------------------------------------------
                                                                           1999
--------------------------------------------------------------------------------
Depreciation, depletion and amortization                                $(1,577)
Exploration and development cost                                            455
Revenue not recognized for tax purposes, net                                111
Other                                                                       699
--------------------------------------------------------------------------------
                                                                        $  (312)
================================================================================


11.  RECONCILIATION OF NET EARNINGS (LOSS) TO NET CASH PROVIDED BY OPERATING
     ACTIVITIES:

The computation of net cash provided by operating activities is as follows:

------------------------------------------------------------------------------------------
                                                             2001        2000        1999
------------------------------------------------------------------------------------------
Net earnings (loss) for the year                         $  4,848    $(48,682)   $(21,632)
Non-cash items:
   Depreciation and depletion                              12,703      13,610      14,156
   Reserve for site closure and reclamation costs           1,240         819       1,273
   Write-down (recovery) of investments and properties     (1,336)     44,641       8,223
   Future income taxes                                      1,067      (4,100)       (312)
   Other                                                      (40)        280         (41)
------------------------------------------------------------------------------------------
                                                           18,482       6,568       1,667
Changes in non-cash operating working capital:
   Accounts receivable                                       (416)        254       1,214
   Taxes recoverable/payable                                  319        (709)        (10)
   Inventories                                               (685)     (1,668)      2,933
   Prepaid expenses and other                                (309)        117       1,167
   Accounts payable and accrued liabilities                (2,946)        853        (251)
Site closure and reclamation expenditures                  (2,617)     (1,378)       (529)
------------------------------------------------------------------------------------------
Net cash provided by operating activities                $ 11,828    $  4,037    $  6,191
==========================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(TABLES EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)


12.  NON-CASH INVESTING ACTIVITIES:

During the year ended December 31, 1999, the Company issued common shares pursuant to the following transactions:

     The acquisition of all the issued and outstanding shares of Rayrock for consideration as follows (also see note 3(b)):

--------------------------------------------------------------------------------
Fair value of assets acquired                                          $ 98,369
Cash and transaction costs paid                                         (45,086)
--------------------------------------------------------------------------------
                                                                       $ 53,283
================================================================================
Non-cash consideration consisted of:
Consideration paid through the issuance of common shares               $ 46,919
Consideration paid through the transfer of Magin shares                   6,364
--------------------------------------------------------------------------------
                                                                       $ 53,283
================================================================================


There were no non-cash investing activities during 2001 or 2000.

13.  FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT:

(a)  HEDGING:
     In order to protect against the impact of declining gold prices, the Company has a policy enabling it to enter into forward sales and option contracts to effectively provide a minimum price for a portion of inventories and future production. Contracted prices on forward sales and options are recognized in revenues as designated production is delivered to meet commitments.

     As at December 31, 2001 the Company had no forward sales or option contracts outstanding.

     As at December 31, 2000, the Company had sold call options on 62,000 ounces of gold at an average price of $294 per ounce expiring in 2001. At December 31, 2000, the unrealized loss in respect of these call options was not significant.

     As at December 31, 1999, the Company had sold call options on 79,000 ounces of gold at an average price of $290 per ounce expiring during 2000 and 2001, had put options on 36,000 ounces of gold exercisable at an average price of $275 per ounce expiring through December 2000, and had forward sales contracts for 65,000 ounces of gold for delivery during 2000 at an average price of $288 per ounce. At December 31, 1999, the unrealized position in respect of open forward sales contracts was a loss of approximately $552,000 and in respect of open call option contracts was a gain of approximately $1,241,000, which reflects the strike price compared to the quoted gold price. The fair value of the Company's put options at December 31, 1999 was nominal.

(b)  CARRYING VALUE AND FAIR VALUE OF FINANCIAL INSTRUMENTS:
     Except as disclosed elsewhere in these consolidated financial statements, the carrying amounts for the Company's financial instruments approximate fair values due to the short term to maturity of such instruments.

(c)  CREDIT RISK:
     The Company monitors the financial condition of its customers and counterparties to contracts and considers the risk of material loss to be remote.

(d)  FOREIGN CURRENCY RISK:
     The Company is exposed to fluctuations in foreign currencies through its foreign operations primarily in Honduras, Mexico and Canada. The Company monitors this exposure, but had no hedge positions at December 31, 2001, 2000 or 1999.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(TABLES EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)


14.  SEGMENTED INFORMATION:

(a)  OPERATING SEGMENTS:

     The Company has determined its operating segments to be producing properties and non-producing properties, based on the way management organizes and manages its business. The accounting policies of all segments are consistent with those outlined in note 2 - significant accounting policies. The Company has not allocated general and administrative expenses from the corporate segment.

------------------------------------------------------------------------------------------
                                      Producing    Non-producing
2001                                 properties       properties    Corporate       Total
------------------------------------------------------------------------------------------
Revenue                                $ 64,262         $     --     $     --    $ 64,262
Cost of production                       40,452               --           --      40,452
Depreciation and depletion               12,611               25           67      12,703
Other operating expenses                    662            1,181        4,160       6,003
------------------------------------------------------------------------------------------
Income (loss) from operations            10,537           (1,206)      (4,227)      5,104
Other income                                 25              755          302       1,082
------------------------------------------------------------------------------------------
Income (loss) before taxes             $ 10,562         $   (451)    $ (3,925)   $  6,186
==========================================================================================
Capital expenditures                   $ 12,928         $  1,596     $     --    $ 14,524
==========================================================================================
Identifiable assets                    $ 96,873         $ 11,671     $ 40,194    $148,738
==========================================================================================

-------------------------------------------------------------------------------------------------
                                            Producing    Non-producing
2000                                       properties       properties    Corporate        Total
-------------------------------------------------------------------------------------------------
Revenue                                     $  61,560        $      --    $      --    $  61,560
Cost of production                             47,884               --           --       47,884
Depreciation and depletion                     13,301               49          260       13,610
Write-down of investments and properties       21,666           22,997        1,300       45,963
Other operating expenses                        1,861            1,636        5,375        8,872
-------------------------------------------------------------------------------------------------
Loss from operations                          (23,152)         (24,682)      (6,935)     (54,769)
Other income (expense)                            337             (137)       1,823        2,023
-------------------------------------------------------------------------------------------------
Loss before taxes                           $ (22,815)       $ (24,819)   $  (5,112)   $ (52,746)
=================================================================================================
Capital expenditures                        $   2,845        $  41,208    $   2,513    $  46,566
=================================================================================================
Identifiable assets                         $  27,865        $  66,761    $  17,915    $ 112,541
=================================================================================================

--------------------------------------------------------------------------------------------
                                  Producing
                                  properties
                             --------------------    Non-producing
1999                             Gold      Copper       properties    Corporate       Total
--------------------------------------------------------------------------------------------
Revenue                      $ 47,745    $  8,485         $    497     $     --    $ 56,727
Cost of production             37,360       9,805              533           --      47,698
Depreciation and depletion     10,140       2,320              164        1,532      14,156
Write-down of investments
   and properties               6,824          --            1,221          178       8,223
Other operating expenses        1,615       1,545            2,509        5,595      11,264
--------------------------------------------------------------------------------------------
Loss from operations           (8,194)     (5,185)          (3,930)      (7,305)    (24,614)
Other income                      406          50              175        2,099       2,730
--------------------------------------------------------------------------------------------
Loss before taxes             $(7,788)   $ (5,135)        $ (3,755)    $ (5,206)   $(21,884)
============================================================================================
Capital expenditures         $  7,744    $  1,860         $  7,797     $    248    $ 17,649
============================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(TABLES EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)


(b)  GEOGRAPHIC INFORMATION:

--------------------------------------------------------------------------------
                                    United States &         Latin
2001                                         Canada       America         Total
--------------------------------------------------------------------------------
Revenue                                   $  33,962     $  30,300     $  64,262
Income (loss) from operations                (2,958)        8,062         5,104
Income (loss) before taxes                   (1,703)        7,889         6,186
Identifiable assets                          45,490       103,248       148,738
================================================================================

--------------------------------------------------------------------------------
                                    United States &         Latin
2000                                         Canada       America         Total
--------------------------------------------------------------------------------
Revenue                                   $  61,560     $      --     $  61,560
Loss from operations                        (44,409)      (10,360)      (54,769)
Loss before taxes                           (42,249)      (10,497)      (52,746)
Identifiable assets                          45,780        66,761       112,541
================================================================================

--------------------------------------------------------------------------------
                                    United States &         Latin
1999                                         Canada       America         Total
--------------------------------------------------------------------------------
Revenue                                   $  47,755     $   8,972     $  56,727
Loss from operations                        (17,799)       (6,815)      (24,614)
Loss before taxes                           (15,229)       (6,655)      (21,884)
================================================================================

15.  COMMITMENTS AND CONTINGENCIES:

(a)  OPERATING LEASES:
     The Company has entered into operating leases for office premises and equipment. Minimum annual lease payments required are approximately as follows:

--------------------------------------------------------------------------------
                                                                   Minimum lease
Fiscal year                                                             payments
--------------------------------------------------------------------------------
2002                                                                      $  407
2003                                                                         411
2004                                                                         251
2005                                                                          35
2006                                                                         179
--------------------------------------------------------------------------------
                                                                          $1,283
================================================================================

(b)  RESERVE FOR SITE CLOSURE AND RECLAMATION COSTS:
     The Company's operations are affected by federal, state and local laws and regulations concerning environmental protection. Under current regulations, the Company is required to meet performance standards to minimize environmental impact from operations and to perform site restoration and other closure activities. The Company's provisions for future site closure and reclamation costs are based on known requirements. It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments.

(c)  CAPITAL EXPENDITURES:
     At December 31, 2001, the Company had committed to contracts for equipment totaling $12.7 million (Company's share $8.5 million) to be used in the expansion at the Marigold Mine.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(TABLES EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)


16. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES:

Accounting practices under Canadian and United States generally accepted accounting principles, as they affect the Company, are substantially the same, except for the following:

(a)  ACCOUNTING FOR INCOME TAXES:
     United States accounting principles require the use of the asset and liability method of accounting for income taxes, which is comparable to the Canadian standard adopted in 2000. However, as a result of the Company electing to adopt the Canadian standard without restating prior years, a difference arises effective January 1, 2000 between Canadian accounting principles and United States accounting principles. Canadian accounting principles allow the Company to charge opening deficit with the $6,733,000 additional future income tax liability required to be recognized on adoption of the new Canadian standard. Under United States accounting principles, this charge would have been recorded as an increase to the San Martin and Cerro Blanco mineral properties at the time of the business acquisition. As a result of this difference, the write-down of the Cerro Blanco property costs in 2000 would be $10,194,000 under United States accounting principles.

     Under United States accounting principles, at December 31, 2001, plant and equipment and mine development costs for the San Martin Project would be increased by $3,795,000 (2000 - $4,539,000) over the amount presented under Canadian accounting principles, with a corresponding reduction in deficit, and at December 31, 1999, future income taxes payable would be increased by approximately $6,733,000 over the amount presented under Canadian accounting principles, with a corresponding increase to the carrying value of the San Martin and Cerro Blanco mineral properties. Under United States accounting principles, the amount reported for loss for the December 31, 1999 fiscal year would be the same as that presented under Canadian accounting principles.

     The tax effect of the Company's temporary differences that gave rise to the future tax balance as at December 31, 1999 were future tax assets of $8,013,000 primarily for losses carried forward, Alternative Minimum Tax credit carry forwards, inventory and the reserve for reclamation costs, for which a valuation allowance of $4,654,000 was applied, and future tax liabilities of $7,707,000 primarily for plant and equipment and mine development costs and revenue not recognized for tax purposes.

(b)  ACCOUNTING FOR INVESTMENTS IN DEBT AND EQUITY SECURITIES:
     Statement of Financial Accounting Standards No. 115, "Accounting for Investments in Debt and Equity Securities", requires that portfolio investments that have readily determinable fair values and are held principally for sale in the near term be presented at fair value with their unrealized holding gains and losses included in earnings. Investments that have readily determinable fair values and, while not held principally for sale in the near term, are available-for-sale, must also be presented at fair value with their holding gains and losses reported in a separate component of shareholders' equity until realized. Both of these types of investments are presented on a cost basis under Canadian accounting principles.

     Under United States accounting principles, other assets and unrealized holding gains in shareholders' equity at December 31, 2001 would each be increased by $233,000 (2000 - $267,000; 1999 - $239,000).

(c)  ACCOUNTING FOR LONG-LIVED ASSETS:
     Under United States accounting principles, the portion of the write-down of investments and properties relating to producing mineral properties would have been calculated using discounted estimated future cash flows. Under such calculation methods, using a discount rate of 5%, an additional $500,000 write-down would have been recorded during 1999. The 1999 increased write-down under United States accounting principles would result in a reduction in the carrying value of assets as at December 31, 1999, which would reduce depreciation and depletion expense for 2000 and the write-down of producing properties for 2000 under United States accounting principles. However, the effect of these reductions was not significantly different than the amounts presented under Canadian accounting principles.

     United States accounting principles require long-lived assets held for resale to be disclosed as such. The impact of this would be to reclassify $1,200,000 of plant and equipment from non-producing properties to assets held for resale for each of 2001 and 2000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(TABLES EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)


(d)  STOCK BASED COMPENSATION:
     Under generally accepted accounting principles in the United States, stock-based compensation is accounted for based on a fair value methodology, although the effects may be disclosed in the notes to the financial statements rather that in the statement of operations, which the Company has elected to do. The fair value of stock options granted to directors, officers and employees during 2001 was estimated to be $550,000 (2000 - $522,000; 1999 - $453,000), of which $155,000 (2000 - $nil; 1999 -
     $100,000) would be deferred and amortized to operations over the vesting period.

     Fair value has been estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

     o    expected dividend yield - 0% (2000 - 0%; 1999 - 0%);
     o    risk free interest rate - 4.3% (2000 - 5.0%; 1999 - 6.5%);
     o    expected life - 2.5 years (2000 - 2.1 years; 1999 - 2.3 years); and
     o    expected volatility over expected life - 72% (2000 - 67%; 1999 - 46%).


     Had the Company determined compensation cost based on the fair value at the grant date for its stock options, the Company's earnings (loss) for the year, under United States accounting principles, would have changed to the pro forma amounts indicated below:

--------------------------------------------------------------------------------
                                                    2001       2000        1999
--------------------------------------------------------------------------------
Earnings (loss) for the year:
   Under United States accounting principles    $  4,104   $(51,223)   $(21,785)
   Compensation expense under Statement 123          395        622         353
--------------------------------------------------------------------------------
Pro forma earnings (loss) for the year          $  3,709   $(51,845)   $(22,138)
================================================================================
Pro forma earnings (loss) per share             $   0.05   $  (0.74)   $  (0.36)
================================================================================

     The fair value of warrants granted to the Company's investment advisor in connection with the acquisition of Cambior de Mexico was $123,000. Under United States accounting principles, this amount would have been treated as a cost of the acquisition and accordingly the purchase price attributed to mine development costs would have been increased by this amount.

(e)  COMPREHENSIVE INCOME:
     Generally accepted accounting principles in the United States require that a company classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings (deficit) and additional paid-in capital in the equity section of the balance sheet.

     Under United States accounting principles, other comprehensive income
     (loss) for the year ended December 31, 2001, which consists of changes in the unrealized holding gains (losses) on investments, would be a loss of $34,000 (2000-income of $28,000; 1999 - loss of $271,000).

(f)  CHANGE IN REVENUE RECOGNITION ACCOUNTING POLICY:
     Under United States accounting principles, the impact of a change in accounting policy is applied prospectively in the period of the change, with the cumulative impact on prior periods reflected in operations for the current period. In 2000, the Company accounted for the change in the method of accounting for revenue recognition by retroactively restating the comparative financial statements, as required under Canadian accounting principles.

     Under United States accounting principles, the impact of this change in accounting policy would be to increase the loss for the year ended December 31, 2000 by $347,000 (1999 - decrease loss by $347,000) compared to the amounts presented under Canadian accounting principles.

(g)  ACCOUNTING FOR START-UP COSTS:
     Accounting principles in the United States require expenditures and revenues recovered during the start-up of operations to be charged to earnings. Under Canadian accounting principles, these costs and recoveries may be deferred prior to the commencement of commercial operations. The impact of this difference for the year ended December 31, 2000 is not significant.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(TABLES EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)


(h)  EARNINGS (LOSS) PER SHARE:
     United States accounting principles require the treasury stock method for calculating diluted earnings per share rather than the impacted earnings method required under Canadian accounting principles to December 31, 2000. There is no impact of this difference during 2000 or 1999 as the effect of the shares of the Company reserved for issuance on exercise of options and warrants would be anti-dilutive. Effective for the 2001 fiscal year, the CICA has recommended a new earnings per share accounting standard, which the Company has adopted (note 2(k)), that requires the use of the treasury stock method, thereby harmonizing Canadian and United States accounting principles.

(i)  ACCOUNTING FOR INTERESTS IN JOINT VENTURES:
     Under United States accounting principles, interests in joint ventures are generally required to either be consolidated or accounted for by the equity method. However, interests in unincorporated joint ventures in the natural resources industry may be accounted for by proportional consolidation, as under Canadian accounting principles. As the Company's 66-2/3% interest in the Marigold Mine and 50% interest in the Cerro San Pedro project are held through unincorporated joint ventures, there is no difference between United States and Canadian accounting principles.

(j)  ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS:
     Effective for the Company's 2003 fiscal year, United States accounting principles will require the Company to change its method of accounting for asset retirement obligations, which include site closure and reclamation costs. The new statement requires an enterprise to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets. The new standard also requires the enterprise to record the contra to the initial obligation as an increase to the carrying amount of the related long-lived asset and to depreciate that cost over the life of the asset. The liability is increased at the end of each period to reflect the passage of time (as a charge to earnings) and changes in the estimated future cash flows underlying the initial fair value measurement.

     A reconciliation of the loss for the year as shown in these consolidated financial statements to the loss for the year in accordance with United States accounting principles, excluding the effects of Statement 123, and to comprehensive income (loss) for the year using United States accounting principles, is as follows:

----------------------------------------------------------------------------------------------------------
                                                                             2001        2000        1999
----------------------------------------------------------------------------------------------------------
Earnings (loss) for the year in these consolidated
   financial statements                                                  $  4,848    $(48,682)   $(21,632)
Adjustment for income taxes                                                  (744)     (2,194)         --
Adjustment for long-lived assets                                               --          --        (500)
Adjustment for change in revenue recognition accounting policy                 --        (347)        347
----------------------------------------------------------------------------------------------------------
Earnings (loss) for the year using United States accounting principles      4,104     (51,223)    (21,785)
Other comprehensive income (loss), net of tax:
   Change in unrealized holding gains on investments                          (34)         28        (271)
----------------------------------------------------------------------------------------------------------
Comprehensive earnings (loss) for the year
   using United States accounting principles                             $  4,070    $(51,195)   $(22,056)
==========================================================================================================
Basic earnings (loss) per share                                          $   0.06    $  (0.73)   $  (0.33)
==========================================================================================================
Diluted earnings (loss) per share                                        $   0.06    $  (0.73)   $  (0.33)
==========================================================================================================

     Shareholders' equity under United States accounting principles would be as follows:

--------------------------------------------------------------------------------
                                                         2001              2000
--------------------------------------------------------------------------------
Shareholders' equity:
   Common stock                                     $ 194,793         $ 159,045
   Contributed surplus                                     63                63
   Unrealized holding gains                               233               267
   Deficit                                            (68,229)          (72,299)
--------------------------------------------------------------------------------
                                                    $ 126,860         $  87,076
================================================================================

CORPORATE INFORMATION


OFFICERS AND DIRECTORS                       COMMITTEES OF THE BOARD                 AUDITORS
A. Dan Rovig(3,4)                            (1) - Audit & Environment Committee     KPMG LLP
Chairman & Director                          (2) - Corporate Governance Committee    Vancouver, BC, Canada
                                             (3) - Compensation Committee
C. Kevin McArthur(3,4)                       (4) - Nominating Committee              LEGAL COUNSEL
President, Chief Executive Officer &                                                 Lang Michener Lawrence & Shaw
Director                                     HEAD OFFICE                             Vancouver, BC, Canada
                                             5190 Neil Road, Suite 310
Charles A. Jeannes                           Reno, Nevada                            Woodburn and Wedge
Senior Vice President Administration,        USA 89502                               Reno, Nevada, USA
General Counsel and Secretary                Tel: (775) 827-4600
                                             Fax: (775) 827-5044                     2001 ANNUAL GENERAL MEETING OF
James S. Voorhees                            Toll free: 1 800 452 6472               SHAREHOLDERS
Vice President Operations and                email: info@glamis.com                  The Annual General Meeting of Glamis Gold
Chief Operating Officer                      Website: www.glamis.com                 Ltd. will take place May 9, 2002 @ 1:30 p.m.
                                                                                     The Fairmont Royal York Hotel
Cheryl S. Maher                              SAN MARTIN MINE                         100 Front Street
Vice President Finance and                   MINERALES ENTRE MARES                   Toronto, Ontario, Canada
Chief Financial Officer and Treasurer        DE HONDURAS                             Shareholders are invited to attend.
                                             Vice President, Steven L. Baumann
David L. Hyatt                               Tegucigalpa, Honduras                   INVESTOR RELATIONS
Vice President, Investor Relations           Tel: 011 504 235 8531                   For public and media inquiries, or copies of
                                             Fax: 011 504 235 8504                   the Company's annual information form,
Steven L. Baumann                                                                    annual report or quarterly reports, please
Vice President, Operations, Latin America    GLAMIS MARIGOLD MINING COMPANY          contact David L. Hyatt at (775) 827-4600, ext.
                                             General Manager, Gary C. Boyle          3109, or visit the Company's website at
James R. Billingsley(1,2)                    Valmy, Nevada                           www.glamis.com
Director                                     Tel: (775) 635-2317
                                             Fax: (775) 635-2455                     The Company's filings with the Ontario
Ian S.Davidson(1,3)                                                                  Securities Commission can be accessed on
Director                                     GLAMIS RAND MINING COMPANY              SEDAR at www.sedar.com
                                             General Manager, Art B. Champeny
Jean Depatie(1,4)                            Randsburg, California                   The Company's filings with the U.S.
Director                                     Tel: (760) 374-2467                     Securities and Exchange Commission can be
                                             Fax: (760) 374-2133                     accessed through EDGAR at www.sec.gov
Leonard Harris(2,3)
Director                                     CERRO SAN PEDRO PROJECT
                                             MINERA SAN XAVIER, S.A. DE C.V.
Kenneth F. Williamson(1,2)                   General Manager, William C. Dodge
Director                                     San Louis Potosi, Mexico
                                             Tel: 011 524 811 8916
                                             Fax: 011 524 811 3382

                                             GLAMIS IMPERIAL CORPORATION
                                             Project Manager, Dan J. Purvance
                                             Yuma, Arizona
                                             Tel: (520) 783-1891
                                             Fax: (520) 782-9921

4000 BC GOLD FIRST KNOWN TO BE USED IN PARTS OF CENTRAL AND EASTERN EUROPE. 3000 BC EGYPTIANS MASTER THE ART OF BEATING GOLD INTO GOLD LEAF AND ALLOYING IT WITH OTHER METALS. 1500 BC THE SHEKEL (TWO-THIRDS GOLD) USED AS A STANDARD UNIT OF MEASURE THROUGHOUT THE MIDDLE EAST. 1091 BC SQUARES OF GOLD ARE LEGALIZED IN CHINA AS A FORM OF MONEY. 58 BC JULIUS CAESAR SEIZES ENOUGH GOLD IN GAUL (FRANCE) TO REPAY ROME'S DEBTS. 1100 AD VENICE SECURES ITS POSITION AS THE WORLD'S LEADING GOLD BULLION MARKET DUE TO ITS LOCATION ASTRIDE THE TRADE ROUTES TO THE EAST. 1511 KING FERDINAND OF SPAIN SENDS EXPLORERS TO THE WESTERN HEMISPHERE WITH THE COMMAND TO "GET GOLD". 1717 ISAAC NEWTON, MASTER OF THE LONDON MINT, SETS PRICE OF GOLD THAT LASTS FOR 200 YEARS. 1787 FIRST US GOLD COIN IS STRUCK BY EPHRAIM BRASHER, A GOLDSMITH. 1803 NORTH CAROLINA SITE OF FIRST US GOLD RUSH. THE STATE SUPPLIES ALL THE DOMESTIC GOLD COINED FOR CURRENCY BY THE US MINT IN PHILADELPHIA UNTIL 1828. 1848 CALIFORNIA GOLD RUSH BEGINS WHEN JAMES MARSHALL FINDS SPECKS OF GOLD IN TAILRACE OF JOHN SUTTER'S SAWMILL NEAR THE JUNCTION OF THE AMERICAN AND SACRAMENTO RIVERS. 1850 EDWARD HAMMONG HARGRAVES, RETURNING FROM CALIFORNIA, PREDICTS HE WILL FIND GOLD IN AUSTRALIA WITHIN ONE WEEK. HE DISCOVERS GOLD IN NEW SOUTH WALES WITHIN ONE WEEK OF LANDING. 1886 GEORGE HARRISON, WHILE DIGGING STONES TO BUILD A HOUSE, DISCOVERS GOLD IN SOUTH AFRICA. 1887 GLASGOW DOCTORS, ROBERT AND WILLIAM FORREST, AND CHEMIST JOHN S. MACARTHUR PATENT THE PROCESS FOR EXTRACTING GOLD FROM ORE USING CYANIDE. 1896 TWO PROSPECTORS DISCOVER GOLD WHILE FISHING IN THE KLONDIKE RIVER IN NORTHERN CANADA, RICHER FINDS WERE RUMORED FARTHER SOUTH IN ALASKA'S YUKON, SPAWNING THE ALASKA GOLD RUSH IN 1898 - THE LAST GOLD RUSH OF THE CENTURY. 1900 US ADOPTS THE GOLD STANDARD FOR ITS CURRENCY. 1903 THE ENGELHARD CORPORATION INTRODUCES AN ORGANIC MEDIUM TO PRINT GOLD ON SURFACES. FIRST USED FOR DECORATION, THE MEDIUM BECOMES THE FOUNDATION FOR MICROCIRCUIT PRINTING TECHNOLOGY. 1922 KING TUTANKHAMEN'S TOMB (1352 BC) OPENED TO REVEAL A 2,448 LB. GOLD COFFIN AND HUNDREDS OF GOLD AND GOLD-LEAFED OBJECTS. 1927 MEDICAL STUDY IN FRANCE PROVES GOLD TO BE VALUABLE IN TREATMENT OF RHEUMATOID ARTHRITIS. 1933 PRESIDENT FRANKLIN D. ROOSEVELT BANS THE EXPORT OF GOLD, HALTS THE CONVERTIBILITY OF DOLLAR BILLS INTO GOLD, ORDERS US CITIZENS TO HAND IN ALL THE GOLD THEY POSSESS AND ESTABLISHES A DAILY PRICE FOR GOLD. 1934 ROOSEVELT FIXES PRICE OF GOLD AT $35 PER OUNCE. 1935 WESTERN ELECTRIC ALLOY #1 (69% GOLD, 25% SILVER AND 6% PLATINUM) FINDS UNIVERSAL USE IN ALL SWITCHING CONTACTS FOR AT&T TELECOMMUNICATIONS EQUIPMENT. 1947 THE FIRST TRANSISTOR, THE BUILDING BLOCK FOR ELECTRONICS, IS ASSEMBLED AT AT&T BELL LABORATORIES. THE DEVICE USES GOLD CONTACTS PRESSED INTO A GERMANIUM SURFACE. 1960 LASER INVENTED USING GOLD-COATED MIRRORS TO MAXIMIZE INFRARED REFLECTION. 1961 MODERN-DAY MINING BEGINS IN NEVADA'S CARLIN TREND, ULTIMATELY MAKING NEVADA THE LARGEST GOLD-MINING STATE IN THE UNITED STATES. 1968 INTEL INTRODUCES A MICROCHIP WITH 1,024 TRANSISTORS CONNECTED BY GOLD CIRCUITS. 1968, MARCH 15 CENTRAL BANKS GIVE UP FIXED PRICE OF GOLD AT $35 PER TROY OUNCE AND LET IT FREE FLOAT. 1969 GOLD COATED VISORS PROTECT ASTRONAUTS' EYES FROM SEARING SUNLIGHT ON THE MOON (APOLLO 11 MOON LANDING). 1970 CHARGED COUPLED DEVICE INVENTED, USING GOLD TO COLLECT ELECTRONS GENERATED BY LIGHT, EVENTUALLY USED IN HUNDREDS OF MILITARY AND CIVILIAN DEVICES, INCLUDING VIDEO CAMERAS. 1971 THE COLLOIDAL GOLD MARKER SYSTEM IS INTRODUCED BY AMERSHAM CORPORATION OF ILLINOIS. TINY SPHERES OF GOLD ARE USED IN HEALTH RESEARCH LABORATORIES WORLDWIDE TO MARK OR TAG SPECIFIC PROTEINS TO REVEAL THEIR FUNCTION IN THE HUMAN BODY FOR THE TREATMENT OF DISEASE. 1974 ON DECEMBER 31, US GOVERNMENT ENDS ITS BAN ON INDIVIDUAL OWNERSHIP OF GOLD. 1980 GOLD REACHES INTRA-DAY HISTORIC HIGH PRICE OF $870 ON JANUARY 21 IN NEW YORK. 1986 GOLD-COATED COMPACT DISCS ARE INTRODUCED. 1987 AIRBAGS ARE INTRODUCED FOR CARS, USING GOLD CONTACTS FOR RELIABILITY. 1996 MARS GLOBAL SURVEYOR LAUNCHED WITH AN ON-BOARD GOLD-COATED PARABOLIC TELESCOPE-MIRROR THAT WILL GENERATE A DETAILED MAP OF THE ENTIRE MARTIAN SURFACE OVER A TWO-YEAR PERIOD. 1997 CONGRESS PASSES TAXPAYERS RELIEF ACT, ALLOWING US INDIVIDUAL RETIREMENT ACCOUNT HOLDERS TO BUY GOLD BULLION COINS AND BARS FOR THEIR ACCOUNTS AS LONG AS THEY ARE OF A FINENESS EQUAL TO, OR EXCEEDING, 99.5 PERCENT GOLD.